UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 11, 2015

This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-182712) and our Registration

Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of

1934, in each case as amended

Commission file number: 1-14846

        AngloGold Ashanti Limited

(Name of Registrant)

76 Jeppe Street

Newtown, Johannesburg, 2001

(P O Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑         No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑         No:  ☒

Enclosures:

Unaudited condensed financial statements as of March 31, 2015 and 2014 and for each of the three month periods ended March 31, 2015 and 2014, prepared in accordance with IFRS, and related management’s discussion.

Report

for the quarter ended 31 March 2015

❖	Production of 969,000oz
❖	Costs reflect strong leverage to lower oil price and weaker currencies
❖	Adjusted EBITDA remains strong at $409m, despite 14% reduction year on year due to lower gold price and fewer ounces sold
❖	Asset sale/JV processes progressing - binding bids received for CC&V sale/JV

			Quarter	Year
		ended Mar 2015	ended Dec 2014	ended Mar 2014	ended Dec 2014
		US dollar / Imperiial
Operating review
Gold
Produced	- oz (000)	969	1,156	1,055	4,436
Sold	- oz (000)	997	1,172	1,097	4,458
Price received [1]	- $/oz	1,217	1,202	1,290	1,264
All-in sustaining costs [2]	- $/oz	926	1,017	993	1,026
All-in costs [2]	- $/oz	1,026	1,143	1,114	1,148
Total cash costs [3]	- $/oz	744	724	770	787

Financial review
Gold income	- $m	1,086	1,278	1,324	5,218
Cost of sales	- $m	(870)	(1,061)	(1,012)	(4,190)
Total cash costs [3]	- $m	668	777	778	3,292
Production costs[4]	- $m	681	833	806	3,410
Gross profit	- $m	209	222	296	1,043
(Loss) profit attributable to equity shareholders	- $m	(1)	(58)	39	(58)
	- cents/share	0	(14)	10	(14)
Headline (loss) earnings[5]	- $m	(1)	(71)	38	(79)
	- cents/share	0	(17)	9	(19)
Net cash flow from operating activities	- $m	190	213	350	1,220
Capital expenditure	- $m	195	363	274	1,209

Notes:	1.	Refer to note A “Non-GAAP disclosure” for the definition.
	2.	Refer to note B “Non-GAAP disclosure” for the definition.
	3.	Refer to note C “Non-GAAP disclosure” for the definition.	$ represents US dollar, unless otherwise stated.
	4.	Refer to note 3 of notes for the quarter ended 31 March 2015.	Rounding of figures may result in computational discrepancies.
	5.	Refer to note 9 of notes for the quarter ended 31 March 2015

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Quarter 1 2015

1

Operations at a glance

for the quarter ended 31 March 2015

	Production			All-in sustaining costs[1]			Total cash costs [2]
	oz (000)	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]	$/oz	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]	$/oz	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]

SOUTH AFRICA	239	(18)	(20)	1,095	12	-	911	14	10
Vaal River Operations	94	(8)	(24)	1,062	4	3	868	2	12
Kopanang	29	-	(12)	1,266	(4)	(4)	1,055	(2)	4
Moab	64	(11)	(29)	969	8	5	782	3	14
West Wits Operations	93	(27)	(22)	1,202	30	6	977	33	13
Mponeng	44	(42)	(21)	1,307	41	3	1,000	41	6
TauTona	49	(6)	(22)	1,106	21	11	957	24	21
Total Surface Operations	50	(17)	(11)	945	(6)	(15)	868	4	(2)
Other	2	100	100	-	-	-	-	-	-

INTERNATIONAL OPERATIONS	730	(5)	(15)	849	(13)	(12)	692	(9)	-
CONTINENTAL AFRICA	351	(6)	(16)	839	(19)	(7)	714	(12)	4
DRC
Kibali - Attr. 45% [5]	73	43	(9)	623	9	17	630	17	15
Ghana
Iduapriem	40	(11)	-	1,182	32	(5)	1,046	46	7
Obuasi	17	(68)	(65)	966	(37)	(33)	628	(49)	(37)
Guinea
Siguiri - Attr. 85%	64	(9)	(6)	991	3	2	887	11	-
Mali
Morila - Attr. 40% [5]	20	100	33	614	(62)	(34)	535	(51)	(45)
Sadiola - Attr. 41% [5]	19	-	(10)	912	(35)	(13)	876	(31)	(7)
Yatela - Attr. 40% [5]	-	(100)	(100)	-	(100)	(100)	-	(100)	(100)
Namibia
Navachab	-	(100)	-	-	(100)	-	-	(100)	-
Tanzania
Geita	118	11	(18)	775	(26)	3	579	(8)	35
Non-controlling interests, exploration and other

AUSTRALASIA	143	(8)	(9)	842	(9)	(15)	679	(13)	(7)
Australia
Sunrise Dam	57	(20)	(7)	1,095	-	(8)	970	(9)	(10)
Tropicana - Attr. 70%	86	2	(10)	584	(16)	(29)	422	(15)	(12)
Exploration and other

AMERICAS	236	-	(16)	864	(2)	(17)	665	-	(2)
Argentina
Cerro Vanguardia - Attr. 92.50%	65	12	2	916	15	(13)	651	1	(17)
Brazil
AngloGold Ashanti Mineração	99	5	(18)	716	(11)	(26)	548	(11)	(3)
Serra Grande	31	(3)	(26)	962	(6)	2	680	(15)	19
United States of America
Cripple Creek & Victor	41	(21)	(24)	1,059	4	(16)	957	37	7
Non-controlling interests, exploration and other

OTHER
Sub-total	969	(8)	(16)	926	(7)	(9)	744	(3)	3

1 Refer to note B under “Non-GAAP disclosure” for definition

2 Refer to note C under “Non-GAAP disclosure” for definition

3 Variance March 2015 quarter on March 2014 quarter - increase (decrease).

4 Variance March 2015 quarter on December 2014 quarter - increase (decrease).

5 Equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

2

Financial and Operating Report

FINANCIAL AND CORPORATE REVIEW

First quarter overview

AngloGold Ashanti delivered a strong financial and operating performance for the first quarter of 2015. The operating results for the three months to 31 March showed a robust performance from the International operations, which partly offset a slow start in South Africa due to the post-Christmas ramp-up and a number of safety stoppages. The performance from the international operations was achieved despite the loss of ounces from Obuasi (limited operations) and Navachab (sold). The Group’s performance reflects the positive impact on costs of lower oil prices in Continental Africa and Australia in particular and weaker currencies in South Africa, Brazil and Australia.

“This is an exceptionally strong performance from our International portfolio in particular, and one which shows the benefit of our diversified portfolio,” Chief Executive Officer Srinivasan Venkatakrishnan said. “We’ve continued to focus on delivering real operational efficiencies and tight cost management, while ensuring we benefit from weaker producer currencies and lower oil prices. It shows in these results.”

First quarter production for the group was 969,000oz at an average total cash cost of $744/oz, compared to 1.055Moz at $770/oz in the first quarter of 2014 (which had the full benefit of Obuasi and Navachab’s production), and 1,156,000oz at $724/oz the previous quarter. Total cash costs benefited from higher output in some operations, weaker currencies and continued benefit from cost saving initiatives.

The International operations delivered 730,000oz at a total cash cost of $692/oz and All-in Sustaining Costs (AISC) of $849/oz, representing a year-on-year improvement of 9% and 13% in total cash costs and AISC respectively, despite a 5% reduction in output, due mainly to Obuasi and Navachab. Geita delivered a strong performance, Kibali and Tropicana reflect full ramp-up in production, and Cerro Vanguardia and AngloGold Ashanti Mineração delivered output improvements.

South Africa’s production fell 18% to 239,000oz from the first quarter of 2014, due to safety stoppages at both the West Wits and Vaal River regions, which contributed to the 12% rise in AISC to $1,095/oz and a 14% increase in total cash costs to $911/oz.

Gold income decreased by $238m from $1,324m in the quarter ended 31 March 2014 to $1,086m in the corresponding period of 2015, which represents an 18% decrease. The decrease was mainly due to a 6%, or $73/oz, decrease in the gold price received from $1,290/oz for the quarter ended 31 March 2014 to $1,217/oz for the corresponding period in 2015 and the 9%, or 100,000oz, decrease in gold sold from 1,097,000oz for the quarter ended 31 March 2014 to 997,000oz for the same period in 2015.

Production costs decreased by $125m from $806m in the quarter ended 31 March 2014 to $681m in the quarter ended 31 March 2015, representing a 16% decrease. The decrease was mainly due to a reduction in labour costs, fuel and power costs, consumable stores and contractor costs as well as the weakening of some local currencies against the US dollar. Production costs in all business segments are largely incurred in local currency where the relevant operation is located. US dollar denominated production costs tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian dollar, and, to a lesser extent, the Argentinean Peso. During the first quarter of 2015 compared to the same period in 2014 all local currencies depreciated against the US dollar. The South African Rand depreciated by 9%, the Argentinean Peso by 14%, the Australian dollar by 14% and the Brazilian Real by 21%. The decrease in production costs was partially offset by an increase in service related costs in particular Capital Ore Reserve Development.

Fuel and Power costs decreased from $166m in the quarter ended 31 March 2014 to $116m in the quarter ended 31 March 2015, which represents a $50m, or 30%, decrease. The decrease was due to the sale of Navachab at the end of June 2014 and decreased mining at Obuasi (the mine entered into a Limited Operation Phase). The decrease was partially offset by higher electricity tariffs and annual inflationary increases.

Consumable store costs decreased by $24m or 14% from $169m in the quarter ended 31 March 2014 to $145m in the quarter ended 31 March 2015. The decrease was due to the sale of Namibia, lower production at Obuasi and cost saving initiatives.

Labour costs declined by 10% from $271m in the quarter ended 31 March 2014 to $243m in the corresponding period of 2015. This was mainly due to rationalisation and restructuring across the group. Contractor costs declined 15% from $139m in the quarter ended 31 March 2014 to $118m in the quarter ended 31 March 2015. The decrease in contractor costs was primarily a result of negotiating lower contract rates and the lower utilisation of mine contractors.

Capital Ore Reserve Development decreased from a credit of $76m in the quarter ended 31 March 2014 to a credit of $56m in the quarter ended 31 March 2015. The decrease was due to decreased development at Geita in Tanzania and at Obuasi (the mine entered into a Limited Operation Phase).

Cost of sales was $870m for the quarter ended 31 March 2015 compared to $1,012m for the corresponding period in 2014. Included in cost of sales is amortisation of tangible and intangible assets and movements in gold inventory, which decreased in total from $206m in the quarter ended 31 March 2014 to $189m in the same period of 2015. Amortisation decreased by $10m, representing a revision of useful lives in 2015 and the movements in gold inventory decreased by $7m.

Net (loss) profit attributable to equity shareholders for the first quarter of 2015 was a loss of $1m, compared to a profit of $39m for the first quarter of 2014. The current quarter was negatively impacted by the 100,000oz decrease in gold sold partially offset by the decrease in production costs.

3

Cash inflow from operating activities was positive at $190m, although lower than the same quarter a year earlier at $350m, following the lower production and gold price as well as working capital movements.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) was $409m, compared with $476m in the first quarter of 2014, with the reduction due mainly to the 6% reduction in the gold price received and a 9% reduction in ounces sold. However, adjusted EBITDA was higher than the previous quarter’s $407m, despite the markedly lower output from the South Africa region, given the lower costs quarter-on-quarter. As at 31 March 2015, total borrowings (including a bank overdraft) amounted to $3,670m and cash and cash equivalents amounted to $362m compared to $3,826m and $525m, respectively, a year earlier.

Total capital expenditure (including equity accounted joint ventures) during the first quarter of 2015 was $195m, compared with $274m in the first quarter of 2014 and $363m the previous quarter. This reflects seasonality in capital expenditure, the positive impact of weaker currencies, and lower capital required at Kibali, Obuasi, and Cripple Creek & Victor where the mill has been commissioned and ramp up is underway. Of the total capital spent, project capital expenditure during the quarter amounted to $62m.

Net Debt was US$3.150bn at the end of the first quarter of 2015 compared to $3.095bn same quarter last year and $3.133bn in the previous quarter, resulting in a Net Debt to EBITDA ratio of 1.97 times. (This remains well within covenant levels of 3.5 times.)

    Summary of quarter-on-quarter operating and cost improvements:

Particulars	Q1 2015	Q1 2014	Change Year- on-Year
Gold price received ($/oz)	1,217	1,290	-6%
Gold production (’000ozs)	969	1,055	-8%
Gold production (’000ozs) (normalised for Navachab & Obuasi)*	969	1,003	-3%
Gold production (’000ozs) (International Ops normalised for Navachab & Obuasi)*	730	713	2%
Total cash costs ($/oz)**	744	770	-3%
Cost of sales ($m)	870	1,012	-14%
Corporate & marketing costs ($m)	22	25	-12%
Exploration & evaluation costs ($m)	29	30	-3%
Capital expenditure ($m)	195	274	-29%
All-in sustaining costs ($/oz)***	926	993	-7%
All-in costs ($/oz)***	1,026	1,114	-8%
(Loss) profit attr. - equity shareholders ($m)	(1)	39	-103%
Adjusted EBITDA ($m)	409	476	-14%

*   Normalised to reflect Navachab following sale and contribution of only 17,000oz from Obuasi, which is on limited operation.

**  Includes administration and other expenses.

*** World Gold Council standard, excludes stockpiles written off.

SAFETY

AngloGold Ashanti’s efforts continued to show strong commitment in safety performance, with the all injury frequency rate, the broadest measure of safety performance, improving to 7.53 per million hours worked compared to 7.79 the same quarter last year. Regrettably, there were three fatalities during the first quarter of 2015, two in South Africa and one in Brazil. Formal incident investigations to identify factors which contributed to the incidents were initiated immediately and have been completed. Corrective and preventative actions have been identified and are being implemented to prevent recurrence. Safety is our highest priority, a critical focus area in our strategic objectives and we remain committed to a zero harm work environment which we aim to achieve through the fatalities prevention initiatives by management and control of major hazards.

OPERATING HIGHLIGHTS

The South African operations produced 239,000oz at a total cash cost of $911/oz for the first quarter of 2015 compared to 290,000oz at a total cash cost of $797/oz in the same quarter last year. As flagged during our fourth quarter 2014 results presentation, safety-related interruptions during the fourth quarter 2014 and the first quarter 2015 had a significant impact on production given the tragic fatalities at Mponeng mine, as well as various other safety-related interruptions at the Vaal River region, which exacerbated the slower start-up after the Christmas break. In addition the South African Operations lost about 33,000oz due to safety stoppages, increased seismicity at West Wits (particularly at Mponeng) and some 3,000oz mainly due to electricity supply issues, including equipment theft and failure. Total cash costs were adversely impacted by lower production despite currency weakness and efforts to contain inflationary pressures.

4

At West Wits, production was 93,000oz at a total cash cost of $977/oz for the quarter ended March 2015 compared to 128,000oz at a total cash cost of $735/oz in the same quarter last year. The first quarter’s performance was negatively impacted by interruptions from safety-related stoppages subsequent to two fatalities at Mponeng. This was exacerbated by the grades at TauTona which were 7% lower when compared to the same period last year, as a result of lower on-reef, in-situ values planned as mining progresses towards the boundary. TauTona ore previously treated at Savuka gold plant is now being processed at the Mponeng gold plant in an attempt to derive benefit of higher recovery factor and cost efficiencies.

Production from the Vaal River operations for the first quarter of 2015 was 94,000oz at a total cash cost of $868/oz, compared to 102,000oz at a total cash cost of $851/oz in the same quarter last year. Kopanang’s performance was negatively impacted by an ore-pass blockage, whilst Moab Khotsong faced challenges from safety-related stoppages. Yield at Moab Khotsong was 10% lower when compared to the same quarter last year due to an increase in dilution. Moab Khotsong, however, remained the lowest cost producer for the South African region during the quarter at a total cash cost of $782/oz. The establishment of a Vaal River district model is progressing well and the new model is expected to be fully functional by the second half of 2015. Effective 1 January 2015, Great Noligwa’s operations have been incorporated as a segment under Moab Khotsong which will be reported as a single entity.

Surface Operations’ production for the first quarter of 2015 was 50,000oz at a total cash cost of $868/oz, compared to 60,000oz at a total cash cost of $836/oz in the same quarter last year. The most significant challenge has been a reduction in grade. To alleviate the grade constraints, the mining mix was altered in order to prioritise higher grade Marginal Ore Dumps. Going forward, this is expected to be supplemented by the intake of external Marginal Ore Dumps and the processing of clean-up material at Savuka gold plant.

The Continental Africa region production for the first quarter of 2015 was 351,000oz at a total cash cost of $714/oz compared to 374,000oz at a total cash cost of $808/oz in the same quarter last year. The region’s performance is attributable mainly to the strong production from Geita and continuing ramp-up in Kibali, despite the limited operations at Obuasi and the absence of Navachab production, the limited operational flexibility in oxide operations at Sadiola, as well as plant maintenance shutdowns at Iduapriem and Siguiri.

In the DRC, Kibali production for the quarter was 73,000oz at a total cash cost of $630/oz compared to 51,000oz at a total cash cost of $538/oz in the same quarter last year. Production was 43% higher due to operation of both the oxide and sulphide circuits compared to the same quarter last year when only the oxide circuit was operational. Quarter-on-quarter, production was impacted by decrease in tonnage throughput due to fewer operating shifts together with a planned 5% decrease in recovered grade. Consequently, total cash costs increased as a result of the lower production together with higher mining rates.

In Ghana, Iduapriem produced 40,000oz at a total cash cost of $1,046/oz compared to 45,000oz at a total cash cost of $716/oz in the same quarter last year. Production declined year-on-year due to a 2% decrease in recovered grade together with a 9% decrease in tonnage throughput. Tonnage throughput in the current quarter was impacted by a planned major plant shutdown to replace components of the mill circuit. Total cash costs increased as production decreased and mainly because full-scale mining operations only resumed during the quarter after executing a stockpile treatment plan last year. The impact of the mine plant shutdown that took place during the quarter was compensated by higher grade ore tonnes processed.

As the Obuasi mine continued in limited operations state, with the feasibility study well advanced, production for the first quarter of 2015 was significantly down at 17,000oz at a total cash cost of $628/oz, compared to 53,000oz at a total cash cost of $1,234/oz in the same quarter last year. Current production was from scaled down surface operations and tailings maintenance activities.

In the Republic of Guinea, Siguiri’s production was 64,000oz at a total cash cost of $887/oz, compared to 70,000oz at a total cash cost of $800/oz in the same quarter last year. Production declined as expected, due to depletion of higher grade ore sources. Total cash costs were higher than the same period last year as a result of inflationary increases together with the impact of the lower recovered grade. Tonnage throughput was impacted by a four-day minor plant shutdown, together with fewer operating shifts during the quarter.

In Mali, Morila’s production for the first quarter of 2015 was 20,000oz at a total cash cost of $535/oz. Production increased as a result of the higher grade tonnes sourced from the satellite pit 7s commissioned in the latter part of last year.

Sadiola’s production for the first quarter of 2015 was maintained at 19,000oz at a total cash cost of $876/oz. The current quarter’s production compared to the previous quarter was impacted by a 16% decrease in tonnage throughput partly offset by a 7% increase in recovered grade from tonnes mined in the satellite oxide pits. Total cash costs, however, decreased from $1,262/oz compared to the same quarter last year due to a 25% decrease in volumes mined as a result of limited operational flexibility in the oxide operations, together with the cumulative benefit of the cost management initiatives.

The Yatela mine accelerated the transition to full closure. The current quarter’s operational performance is therefore not comparable to previous periods.

In Tanzania, Geita’s production was 118,000oz at a total cash cost of $579/oz compared to 106,000oz at a total cash cost of $631/oz in the same quarter last year. Production increased 11% as a result of accessing higher grade ore sources stripped in the Nyankanga pit. Total cash costs decreased by 8%, primarily as a result of the efficiency of lower mining unit costs together with the benefits of lower fuel prices. Current quarter production was somewhat impacted by a decrease in tonnage throughput, due to scheduled down time for maintenance, together with fewer operating shifts in the quarter.

5

In the Americas region, production for the first quarter of 2015 was 236,000oz at a total cash cost of $665/oz compared to 236,000oz at a total cash cost of $668/oz in the same quarter last year. Production remained stable, supported by strong performances from Cerro Vanguardia and Mineração, where production was up 12% and 5% respectively, year-on-year. However, the region was negatively impacted by lower placed grade, leach pad sequence timing and a mill start-up delay at the Cripple Creek & Victor mine, in addition to lower feed grades and equipment challenges at Serra Grande. Total cash costs for the region declined marginally due to efficiencies derived from the continued costs savings initiatives and benefiting from weaker currencies, and despite subdued production in some parts of the region and high inflation in Argentina.

At Cripple Creek & Victor, production was 41,000oz at a total cash cost of $957/oz compared to 52,000oz at a total cash cost of $699/oz in the same quarter last year. Production decreased year-on-year due to lower placed grade, leach pad sequence timing and increasing pad height, causing longer leach solution transport time. Total cash costs increased due to lower recoverable grade, fewer tons mined and below-plan ounce production due to the mill start-up delay, partially assisted by lower fuel prices.

In Argentina, Cerro Vanguardia´s production for the quarter was 12% higher at 65,000oz at a total cash cost of $651/oz, compared to 58,000oz at a total cash cost of $644/oz in the same quarter of last year, mainly due to the effect of higher heap leach production. Total cash costs were negatively impacted by persistently high inflation in Argentina, with salary increases effective from February. Currency weakness, however, had a positive effect on costs in addition to favourable stockpile movements, mainly as a result of lower tonnes treated, and higher grades. These favourable effects were partially offset by higher heap-leach costs as high volume of material was processed. Plans are being evaluated to further increase production in coming quarters.

In Brazil, operations produced 130,000oz at a total cash cost of $580/oz compared to 126,000oz at a total cash cost of $664/oz in the same quarter of last year. Production increased year-on-year due to higher tonnages treated. Improved costs reflect production increase and the benefits of the local currency depreciation. In addition, initiatives implemented to reduce power and water consumption, through ventilation management and other activities, all helped in managing costs.

AngloGold Ashanti Córrego do Sítio Mineração’s production was 5% higher at 99,000oz at a total cash cost of $548/oz compared to 94,000oz at total cash costs of $619/oz in the same quarter of last year. Production increased year-on-year due to improved performance of Córrego do Sítio operations, stabilization of Lamego at a higher mining rate, as a consequence of changing the mining method from cut-and-fill to open stope, and also improved productivity at Cuiabá. Total cash costs improved due to higher gold production, higher by-product sales and price received whilst also benefiting from the weakness in the Brazilian Real.

Notwithstanding the improved performance, the Cuiabá complex encountered delays in the initial plan for shaft maintenance, which will impact second-quarter production. Similarly, at Córrego do Sítio, geological modelling changes at both Oxide and Sulphide (Mina II) mines will impact second-quarter production. However, in both cases the output is expected to be recovered in latter half of the year.

Production at Serra Grande was 31,000oz at a total cash cost of $680/oz compared to 32,000oz at a total cash cost of $799/oz in the same quarter of last year. Production was lower than the previous quarter as a result of lower feed grade, in line with plan. Total cash costs were consequently impacted by lower gold produced but offset by the weakness of the Brazilian Real. Production is expected to recover in the second quarter by mining higher grades at Mina III. High inflation and threats of power rationing, due to a poor rainy season, are risks to both costs and production, and mitigation plans are being developed.

Australia produced 143,000oz at a total cash cost of $679/oz compared to 155,000oz at a total cash cost of $779/oz in the same quarter of last year, when the final high grade crown pillar ore from the base of the open pit at Sunrise Dam was mined. Costs were favourably impacted by a weaker Australian dollar.

At Sunrise Dam gold production in the March quarter decreased by 7% to 57,000oz compared to 61,000oz in the previous quarter, due to a number of factors which reduced the volume of underground ore mined in January and February by approximately 100,000t. A primary ventilation fan failure in the Cosmo section of the mine late in 2014, exacerbated by poor loader availability, required a change to the mining and development schedule. As a result a higher proportion of intermediate grade stockpiled ore was fed to the mill to make up the shortfall in mined tonnes. These issues have been corrected. Production in the March quarter was 20% lower than the previous corresponding period when the last parcel of high grade ore from the open pit was mined. Mill throughput of 963,000t was 4% lower than the previous quarter, but still above budget. Despite the fall in mined tonnes and head grade in the March quarter, total cash costs dropped by 10% to $970/oz from $1,083/oz in the previous quarter, largely due to reduced processing costs and a lower exchange rate. A total of 99m of underground capital development and 2,200m of operational development were completed during the quarter.

Tropicana had a steady quarter with gold production of 86,000koz at a total cash cost of $422/oz compared to 84,000oz at a total cash cost of $495/oz in the same quarter of last year. Production was down 11% compared to the previous quarter, but 2% higher than the March quarter of 2014. Mill throughput and recoveries remained constant, while mining rates and mining productivity both improved during the quarter. Lower processing and maintenance costs contributed to a 12% decrease in total cash costs to $422/oz from $482/oz in the previous quarter.

The borefield expansion was almost complete at quarter end and process water supply constraints have been alleviated. Construction of the 292 km long Eastern Goldfields Pipeline that will deliver natural gas to the Sunrise Dam and Tropicana operations began on schedule in March. Construction is anticipated to be completed by year end with first delivery of gas to Tropicana scheduled for January 2016.

6

UPDATE ON CAPITAL PROJECTS

In the Americas, the Mine Life Extension project at Cripple Creek & Victor is on schedule. Mill commissioning progressed well during the quarter, having started with first gold production. Mill production ramp up is planned for the second quarter. Capital spend in 2015 is expected to be primarily related to the Mine Life Extension 2 (MLE2) project, which includes a new mill and a new Valley Leach Facility with associated gold recovery plant. The new Valley Leach facility and associated gold recovery plant are on schedule with expected production to start in 2016.

At Kibali, in the DRC, the capital spend reduced significantly following completion of the process plant and related infrastructure. The shaft development and the underground decline development progressed according to plan. The paste fill plant was pre-commissioned, and is scheduled to be commissioned in the second quarter when the underground distribution system has been completed. The Ambarau hydro power station dam design and the construction method changed due to the foundation requirements. Both open pit and underground production performed well during the quarter. Open pit resource reconciliations were slightly better than the resource models.

In South Africa, the Mponeng Phase I project commissioned the chairlift and electrical monorail between 120L and 123L. During March, the mining milestone of exceeding 300m of development on 123L was achieved. The remaining infrastructures to be completed for this project are the rock silos, de-gritting dam and mono rail between 123L and 126L. Mine stoppages due to fatalities in the previous two quarters have caused schedule delays in both Phase 1 and 2 projects.

TECHNOLOGY AND INNOVATION UPDATE

The three prototype production machines at TauTona continue to make progress towards the desired drilling efficiencies, while the test site machine has been refurbished and fully serviced to MKIII specifications and was returned to the mine in April. The newest generation (MKIV) machine manufacture is nearing completion with delivery anticipated by mid-year. Narrow-reef drilling at Kopanang is progressing well with less cutter-head deflection than experienced when drilling the C-reef at Great Noligwa. RC drilling depth and penetration rates have met original specifications and work will now commence to refine drilling accuracy. Ultra-high strength backfill test work continues to yield improved design capabilities with greater pumping distances and increased mixing volumes being proven possible.

EXPLORATION

Exploration and evaluation costs during the three months of 2015 were $29m compared to $30m during the same period in 2014.

GREENFIELDS EXPLORATION

During the first quarter of 2015, Greenfields exploration activities were undertaken in Australia, Colombia and Brazil. Greenfields Exploration completed 2,865m of diamond and RC drilling. Total expenditure for the quarter was $5m.

In Colombia, a handover from the Greenfields exploration team to the Colombia project’s team was completed at Quebradona. This work for the quarter focused on the Guintar project (100% AGA) in Colombia which is situated 40km west of Medellin. Mapping and target generation activities were undertaken. These activities have outlined an extensive alteration system in sediments overlaying a dioritic porphyry intrusion. The intrusion is associated with both porphyry Cu/Au and epithermal gold occurrences which are being mapped and evaluated.

In Australia, at the Tropicana JV (AngloGold Ashanti 70%) a total of 4,661m of aircore (AC), 2,317m of reverse circulation (RC) and 108.5m of diamond drilling was completed at the Madras and Sanpan prospects located 25 km south and 50 km southeast of the Tropicana Gold Mine, respectively. Drilling at Madras aimed to follow up encouraging results initially received in the second half of 2014 within a zone of supergene mineralisation spatially associated with a broad shear zone. RC drilling returned significant results including, but not limited to 15.0m @ 5.08 g/t Au in MARC039, 25.0m @ 2.47 g/t Au in MARC040 and 17.0m @ 4.22 g/t Au in MARC044. Further RC and diamond drilling is scheduled at Madras to define the dimensions and tenor of mineralisation intersected to date.

BROWNFIELDS EXPLORATION

A total of 87,946m of diamond and RC drilling was completed during the first quarter of 2015. Exploration on brownfields was carried out in ten countries.

In Tanzania, at Geita Gold Mine, a total of 3,083m were drilled. Infill drilling programmes were conducted at Star & Comet South East Extension, Star & Comet Cut3, Geita Hill East Cut 1 and Nyankanga Cut 8.

One DD hole was completed at Star & Comet South East (141m), testing the priority, near-surface mineralisation and down-dip extension of the southern limb of the ore body. A number of significant intercepts were returned. Mineral Resource amelioration drilling was completed at Nyankanga Cut 8 and Geita Hill East when permitted by pit access restrictions. 2 RC holes (257m) and 3 DD holes (480m) were completed in Nyankanga and 1 RC hole (50m) at Geita Hill East.

A hydrogeological drill hole at Nyamonge, 300m NW of Waste Dump 14, returned a significant gold value. Initial indications are that the mineralisation is associated with a palaeochannel, however analysis of the results is ongoing to assess follow up work required.

7

In Ghana at Iduapriem, auger drilling (951m) was undertaken at the North heap leach pad. Samples have been submitted for fire assay, Particle Size Distribution (PSD), Gravity Recoverable Gold, and Bottle Roll analyses. About a third of the results for Au and PSD have been received to date. Reconnaissance work was initiated at the Bankyem (Block 1 Extension), with mapping initially focused in the vicinity of known near-surface drill hole intersections. The Mile 5 quartz vein target was also revisited with detailed mapping and sampling of veins exposed by the extensive artisanal workings at the site. The mapping confirmed two distinct NE and E trending vein sets, both associated with auriferous quartz-tourmaline-sericite veins.

In the Democratic Republic of the Congo at Kibali, the Phase 4 (21 hole) drilling programme was completed at Gorumbwa. In the southwest area, most mineralised zones were intersected outside of previously predicted positions, but still within the $1000 Reserve pit, indicating upside potential.

In Brazil, exploration continued at the Cuiabá, Lamego and CdS production centres for AGABM with 17,300m drilled collectively in the surface and underground drilling programmes during the quarter with a focus on Mineral Resource conversion. At Serra Grande, 13,255m of drilling were completed as infill drilling programmes continued in the Mineral Resource conversion programmes.

In the United States, 17,990m were drilled as part of the ongoing programmes to add new heap leach tonnage for the VLF facilities and confirm high grade targets outside of current open pit designs.

At Sunrise Dam in Australia, exploration was focussed on underground Mineral Resource extension and infill. Drilling (7,859m) targeted Vogue, GQ South, Carey Shear Zone and Astro South and East. Delays were caused to the drilling programme due to a fall of ground which blocked off one of the rigs. A total of 18 significant assay results were received of which all but one were from infill and extensional drilling at Vogue.

At Tropicana, drilling commenced at Havana North with a total of 1,194m of RC and 2,238m of DD drilling completed. The Havana North drill programme is anticipated to be completed by July and RC/DD drilling will then advance to the Tropicana Extension targets. Both of these programmes are designed to test potential down-plunge extensions of known mineralisation.

UPDATE ON CRIPPLE CREEK & VICTOR

As advised earlier, the Company has initiated a plan to identify a joint arrangement partner or a purchaser in respect of its interest in the Cripple Creek & Victor mine (“the mine”) in Colorado in the United States. The Company has received binding offers from counterparties for a 50% interest in the mine structured as a joint operation as well as binding offers for the purchase of 100% of the mine. These binding offers are currently being considered as to the value and the conditions.

The Company has assumed at this stage in the process that it is reasonable that a transaction resulting in a sale of 50% of the mine, structured as a joint operation is possible, provided that the company’s value criteria are met. It has thus accounted for 50% of the assets and liabilities of the mine as “held for sale”. Currently there is no assurance that any binding offer will be accepted or any sales transaction may occur (Refer note 14).

SOUTH AFRICA WAGE TALKS

In the coming months AngloGold Ashanti will join the largest employers and producers in South Africa’s gold sector in negotiating a new wage agreement with labour unions representing most of the industry’s collective workforce. This year’s negotiations come at a delicate time for South Africa’s gold industry - gold prices remain almost 40% below their peak reached in 2011, tariff increases for water and electricity have risen by multiples of the inflation rate while wage increases have also continued to outpace increases in inflation.

The industry has looked for ways to absorb these cost increases amid declining grades and diminishing productivity levels, with lower overall employment levels an unfortunate but inevitable consequence. At current gold prices, much of the sector is close to, or below break-even levels, placing still more jobs at risk. Over the past decade, according to the Chamber of Mines, the average annual wage for an employee in the sector has risen by 180% to around R196,298 per year, while the total number of employees in the sector fell by a third to about 119,000 people. Over that same period, South Africa’s gold production fell by an average annual decline of 8.2%.

Leadership of these gold companies are now looking to reach a new accord with employees and their labour unions to arrest this downward spiral and restore the industry to a more sustainable long-term footing. It is crucial for the future of one of South Africa’s key economic contributors, and indeed for individual mines and their employees, given that companies cannot be expected to persist with unprofitable operations.

The companies will this year propose an ‘Economic and Social Sustainability Compact’. Such a compact would comprise a mutually agreed set of binding principles that will determine the rights and responsibilities of companies and organised labour in respect of workplace activities and consequences, including wages and conditions of service. The fundamental principles of the proposed compact will be sustainability through a partnership approach by the companies, the unions and employees. Proposed wage increases and other terms and conditions of employment will be considered with due regard to their impact on the sustainability of the industry and of course on employment security. More detail will be provided on the content of the proposed Compact in due course, once the key features of the employers’ proposal have been fully covered with the unions.

8

Independent auditor’s review report on the Condensed Consolidated Financial Information for the quarter ended 31 March 2015 to the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying quarterly report on pages 10 to 35, which comprise the accompanying condensed consolidated statement of financial position as at 31 March 2015, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the quarter then ended, and selected explanatory notes.

Directors’ Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures and evaluating the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the quarter ended 31 March 2015 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the IASB, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.

Director – Roger Hillen

Registered Auditor

Chartered Accountant (SA)

102 Rivonia Road, Sandton

Johannesburg, South Africa

7 May 2015

A member firm of Ernst & Young Global Limited.

A full list of Directors is available on the website.

Chief Executive: Ajen Sita

9

Group income statement

		Quarter ended March 2015	Quarter ended December 2014	Quarter ended March 2014	Year ended December 2014
US Dollar million	Notes	Reviewed	Reviewed	Reviewed	Audited

Revenue	2	1,122	1,324	1,359	5,378

Gold income	2	1,086	1,278	1,324	5,218

Cost of sales	3	(870)	(1,061)	(1,012)	(4,190)

(Loss) gain on non-hedge derivatives and other commodity contracts		(7)	5	(16)	15

Gross profit		209	222	296	1,043

Corporate administration, marketing and other expenses		(22)	(23)	(25)	(92)

Exploration and evaluation costs		(29)	(45)	(30)	(144)

Other operating expenses	4	(21)	(7)	(5)	(28)

Special items	5	5	(182)	(7)	(260)

Operating profit (loss)		142	(35)	229	519

Interest received	2	8	6	6	24

Exchange (loss) gain		(14)	5	(6)	(7)

Finance costs and unwinding of obligations	6	(66)	(67)	(71)	(278)

Fair value adjustment on $1.25bn bonds		(31)	63	(70)	(17)

Share of associates and joint ventures’ profit (loss)	7	25	22	19	(25)

Profit (loss) before taxation		64	(6)	107	216

Taxation	8	(59)	(49)	(62)	(255)

Profit (loss) for the period		5	(55)	45	(39)

Allocated as follows:

Equity shareholders		(1)	(58)	39	(58)

Non-controlling interests		6	3	6	19

		5	(55)	45	(39)

Basic (loss) earnings per ordinary share (cents) (1)		-	(14)	10	(14)

Diluted (loss) earnings per ordinary share (cents) (2)		-	(14)	10	(14)

(1) Calculated on the basic weighted average number of ordinary shares.

(2) Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the three months ended 31 March 2015 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples (BCompt (Hons); CGMA), the Group’s Chief Accounting Officer. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group’s Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group’s Chief Executive Officer. The financial statements for the quarter ended 31 March 2015 were reviewed, but not audited, by the Group’s statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company’s head office.

10

Group statement of comprehensive income

	Quarter	Quarter	Quarter	Year
	ended	ended	ended	ended
	March 2015	December 2014	March 2014	December 2014
US Dollar million	Reviewed	Reviewed	Reviewed	Audited

Profit (loss) for the period	5	(55)	45	(39)

Items that will be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations	(93)	(67)	(8)	(201)

Share of associates and joint ventures’ other comprehensive income	-	-	1	-

Net (loss) gain on available-for-sale financial assets	(5)	1	9	-

Release on impairment of available-for-sale financial assets	-	1	-	2

Release on disposal of available-for-sale financial assets	(1)	(1)	-	(1)

Deferred taxation thereon	1	(1)	(4)	(1)
	(5)	-	5	-

Items that will not be reclassified subsequently to profit or loss:

Actuarial gain (loss) recognised	12	(31)	10	(22)

Deferred taxation thereon	(3)	8	(2)	6

	9	(23)	8	(16)

Other comprehensive (loss) income for the period, net of tax	(89)	(90)	6	(217)

Total comprehensive (loss) income for the period, net of tax	(84)	(145)	51	(256)

Allocated as follows:
Equity shareholders	(90)	(148)	45	(275)
Non-controlling interests	6	3	6	19
	(84)	(145)	51	(256)

Rounding of figures may result in computational discrepancies.

11

Group statement of financial position

		As at	As at	As at
		March	December	March
		2015	2014	2014
US Dollar million	Notes	Reviewed	Audited	Reviewed

ASSETS

Non-current assets
Tangible assets		4,603	4,863	4,885
Intangible assets		200	225	269
Investments in associates and joint ventures		1,450	1,427	1,391
Other investments		119	126	141
Inventories		354	636	617
Trade and other receivables		18	20	25
Deferred taxation		116	127	169
Cash restricted for use		37	36	37
Other non-current assets		36	25	50

		6,933	7,485	7,584

Current assets
Other investments		2	-	1
Inventories		795	888	1,016
Trade and other receivables		263	278	380
Cash restricted for use		19	15	14
Cash and cash equivalents		362	468	525

		1,441	1,649	1,936
Non-current assets held for sale	14	479	-	158

		1,920	1,649	2,094

TOTAL ASSETS		8,853	9,134	9,678

EQUITY AND LIABILITIES

Share capital and premium	11	7,052	7,041	7,024
Accumulated losses and other reserves		(4,287)	(4,196)	(3,884)

Shareholders’ equity		2,765	2,845	3,140
Non-controlling interests		32	26	35

Total equity		2,797	2,871	3,175

Non-current liabilities
Borrowings		3,471	3,498	3,569
Environmental rehabilitation and other provisions		988	1,052	1,013
Provision for pension and post-retirement benefits		141	147	152
Trade, other payables and deferred income		11	15	14
Deferred taxation		565	567	579

		5,176	5,279	5,327

Current liabilities
Borrowings		199	223	235
Trade, other payables and deferred income		539	695	793
Bank overdraft		-	-	22
Taxation		49	66	67

		787	984	1,117
Non-current liabilities held for sale	14	93	-	59

		880	984	1,176

Total liabilities		6,056	6,263	6,503

TOTAL EQUITY AND LIABILITIES		8,853	9,134	9,678

Rounding of figures may result in computational discrepancies.

12

Group statement of cash flows

	Quarter ended March 2015	Quarter ended December 2014	Quarter ended March 2014	Year ended December 2014
US Dollar million	Reviewed	Reviewed	Reviewed	Audited

Cash flows from operating activities
Receipts from customers	1,091	1,318	1,288	5,351
Payments to suppliers and employees	(860)	(1,060)	(905)	(3,978)

Cash generated from operations	231	258	383	1,373
Dividends received from joint ventures	5	-	-	-
Taxation refund	-	3	37	41
Taxation paid	(46)	(48)	(70)	(194)

Net cash inflow from operating activities	190	213	350	1,220

Cash flows from investing activities
Capital expenditure	(168)	(314)	(220)	(1,013)
Interest capitalised and paid	-	-	-	(1)
Expenditure on intangible assets	-	(2)	-	(5)
Proceeds from disposal of tangible assets	-	-	-	31
Other investments acquired	(32)	(17)	(26)	(79)
Proceeds from disposal of other investments	28	14	24	73
Investments in associates and joint ventures	(3)	(3)	(40)	(65)
Loans advanced to associates and joint ventures	(2)	(50)	(4)	(56)
Loans repaid by associates and joint ventures	-	16	-	20
Proceeds from disposal of subsidiary	-	-	-	105
Cash in subsidiary disposed and transfers to held for sale	(2)	-	(1)	2
(Increase) decrease in cash restricted for use	(7)	2	26	24
Interest received	7	5	4	21

Net cash outflow from investing activities	(179)	(349)	(237)	(943)

Cash flows from financing activities
Proceeds from borrowings	61	182	15	611
Repayment of borrowings	(90)	(72)	(171)	(761)
Finance costs paid	(81)	(38)	(81)	(245)
Revolving credit facility and bond transaction costs	-	-	-	(9)
Dividends paid	(2)	(8)	-	(17)

Net cash (outflow) inflow from financing activities	(112)	64	(237)	(421)

Net decrease in cash and cash equivalents	(101)	(72)	(124)	(144)
Translation	(5)	(4)	(1)	(16)
Cash and cash equivalents at beginning of period	468	544	628	628

Cash and cash equivalents at end of period (1)	362	468	503	468

Cash generated from operations
Profit (loss) before taxation	64	(6)	107	216
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	7	(5)	16	(13)
Amortisation of tangible assets	166	214	175	750
Finance costs and unwinding of obligations	66	67	71	278
Environmental, rehabilitation and other expenditure	(3)	24	8	32
Special items	(12)	21	6	31
Amortisation of intangible assets	8	9	9	36
Fair value adjustment on $1.25bn bonds	31	(63)	70	17
Interest received	(8)	(6)	(6)	(24)
Share of associates and joint ventures’ (profit) loss	(25)	(22)	(19)	25
Other non-cash movements	8	6	13	68
Movements in working capital	(71)	19	(67)	(43)

	231	258	383	1,373

Movements in working capital
Decrease (increase) in inventories	33	32	(10)	64
Decrease (increase) in trade and other receivables	14	35	(36)	52
Decrease in trade, other payables and deferred income	(118)	(48)	(21)	(159)

	(71)	19	(67)	(43)

(1)	The cash and cash equivalents balance at 31 March 2014 includes a bank overdraft included in the statement of financial position as part of current liabilities of $22m.

Rounding of figures may result in computational discrepancies.

13

Group statement of changes in equity

	Equity holders of the parent
US Dollar million	Share capital and premium	Other capital reserves	Accumu- lated losses	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non- controlling interests	Total equity

Balance at 31 December 2013	7,006	136	(3,061)	(1)	18	(25)	(994)	3,079	28	3,107

Profit for the period			39					39	6	45

Other comprehensive income (loss)		1			5	8	(8)	6		6

Total comprehensive income (loss)	-	1	39	-	5	8	(8)	45	6	51

Shares issued	18							18		18

Share-based payment for share awards net of exercised		(2)						(2)		(2)

Translation		1	(2)					(1)	1	-

Balance at 31 March 2014	7,024	136	(3,024)	(1)	23	(17)	(1,002)	3,140	35	3,175

Balance at 31 December 2014	7,041	132	(3,109)	(1)	17	(40)	(1,195)	2,845	26	2,871

Loss for the period			(1)					(1)	6	5

Other comprehensive (loss) income					(5)	9	(93)	(89)		(89)

Total comprehensive (loss) income	-	-	(1)	-	(5)	9	(93)	(90)	6	(84)

Shares issued	11							11		11

Share-based payment for share awards net of exercised		(1)						(1)		(1)

Translation		(5)	4		(1)	2		-	-	-

Balance at 31 March 2015	7,052	126	(3,106)	(1)	11	(29)	(1,288)	2,765	32	2,797

Rounding of figures may result in computational discrepancies.

14

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

		Quarter ended	Year ended
	Mar	Dec	Mar	Dec
	2015	2014	2014	2014

	Reviewed	Reviewed	Reviewed	Audited

	US Dollar million

Gold income
South Africa	284	355	372	1,527
Continental Africa	464	538	532	2,105
Australasia	173	183	215	785
Americas	302	345	310	1,270

	1,223	1,420	1,429	5,687
Equity-accounted investments included above	(137)	(142)	(105)	(469)

	1,086	1,278	1,324	5,218

Gross profit (loss)
South Africa	4	44	44	216
Continental Africa	117	121	119	469
Australasia	47	19	59	125
Americas	78	73	92	309
Corporate and other	1	5	(1)	-

	247	262	313	1,119
Equity-accounted investments included above	(38)	(40)	(17)	(76)

	209	222	296	1,043

Capital expenditure
South Africa	44	79	51	264
Continental Africa	64	119	127	454
Australasia	20	28	27	91
Americas	67	134	69	394
Corporate and other	-	3	-	6

	195	363	274	1,209
Equity-accounted investments included above	(27)	(48)	(53)	(191)

	168	316	221	1,018

		Quarter ended	Year ended
	Mar	Dec	Mar	Dec
	2015	2014	2014	2014

	oz (000)

Gold production
South Africa	239	300	290	1,223
Continental Africa	351	419	374	1,597
Australasia	143	157	155	620
Americas	236	280	236	996

	969	1,156	1,055	4,436

		As at	As at	As at
		Mar	Dec	Mar
		2015	2014	2014

		Reviewed	Audited	Reviewed

			US Dollar million

Total assets
South Africa		2,018	2,124	2,311
Continental Africa		3,203	3,239	3,478
Australasia		837	906	1,059
Americas		2,426	2,409	2,263
Corporate and other		369	456	567

		8,853	9,134	9,678

Rounding of figures may result in computational discrepancies.

15

Notes

for the quarter ended 31 March 2015

1.	Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2014 except for the adoption of new standards and interpretations effective 1 January 2015.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter ended 31 March 2015. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the years ended 31 December 2014 and 2013.

2.	Revenue

	Quarter ended		Year ended
	Mar 2015	Dec 2014	Mar 2014	Dec 2014
	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
Gold income	1,086	1,278	1,324	5,218
By-products (note 3)	27	39	29	132
Royalties received (note 5)	1	1	1	4
Interest received	8	6	6	24
	1,122	1,324	1,359	5,378
3. Cost of sales
	Quarter ended		Year ended
	Mar 2015	Dec 2014	Mar 2014	Dec 2014
	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
Cash operating costs	661	780	762	3,260
By-products revenue (note 2)	(27)	(39)	(29)	(132)
	634	741	733	3,128
Royalties	26	28	37	131
Other cash costs	8	8	8	33
Total cash costs	668	777	778	3,292
Retrenchment costs	4	9	6	24
Rehabilitation and other non-cash costs	9	47	22	94
Production costs	681	833	806	3,410
Amortisation of tangible assets	166	214	175	750
Amortisation of intangible assets	8	9	9	36
Total production costs	855	1,056	990	4,196
Inventory change	15	5	22	(6)
	870	1,061	1,012	4,190
4. Other operating expenses
	Quarter ended		Year ended
	Mar 2015	Dec 2014	Mar 2014	Dec 2014
	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
Pension and medical defined benefit provisions	3	1	2	6
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	-	4	3	15
Care and maintenance costs	18	-	-	-
Other expenses	-	2	-	7
	21	7	5	28

Rounding of figures may result in computational discrepancies.

16

5.	Special items

	Quarter ended		Year ended
	Mar 2015	Dec 2014	Mar 2014	Dec 2014
	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 9)	-	9	-	10
Impairment of other investments (note 9)	-	1	-	2
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)	-	2	2	(25)
Royalties received (note 2)	(1)	(1)	(1)	(4)
Indirect tax (recoveries) expenses and legal claims	(9)	3	-	19
Legal fees and other (recoveries) costs related to contract termination and settlement	(2)	13	6	30
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments	6	1	-	2
Write-down of consumable stores inventories	-	5	-	5
Impairment of other receivables	-	1	-	1
Retrenchment and related costs	1	148	-	210
Loss on sale of Navachab (note 14)	-	-	-	2
Accelerated deferred loan fees paid on cancellation and replacement of US and Australia revolving credit facilities	-	-	-	8
	(5)	182	7	260

The group reviews and tests the carrying value of its mining assets (including ore-stock piles) when events or changes in circumstances suggest that the carrying amount may not be recoverable.

For the quarter ended 31 March 2015, no significant asset impairments or reversal of impairments were recognised.

6.	Finance costs and unwinding of obligations

	Quarter ended		Year ended
	Mar 2015	Dec 2014	Mar 2014	Dec 2014
	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
Finance costs	60	61	64	251
Unwinding of obligations, accretion of convertible bonds and other discounts	6	7	7	27
	66	67	71	278
7. Share of associates and joint ventures’ profit (loss)
	Quarter ended		Year ended
	Mar 2015	Dec 2014	Mar 2014	Dec 2014
	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
Revenue	141	151	117	519
Operating costs, special items and other expenses	(110)	(120)	(99)	(523)
Net interest received	2	1	2	6
Profit before taxation	33	32	20	2
Taxation	(8)	(11)	(1)	(22)
Profit (loss) after taxation	25	21	19	(20)
Net reversal (impairment) of investments in associates and joint ventures	-	1	-	(5)
	25	22	19	(25)

Net impairments recognised on the entity’s investments in equity accounted associates and joint ventures consider quoted share prices, their respective financial positions and anticipated declines in operating results of these entities.

Rounding of figures may result in computational discrepancies.

17

8.	Taxation

	Quarter ended		Year ended
	Mar 2015	Dec 2014	Mar 2014	Dec 2014
	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
South African taxation
Mining tax (1)	-	(10)	14	21
Non-mining tax	1	15	(3)	5
Prior year (over) under provision	(7)	(1)	(2)	4
Deferred taxation
Temporary differences	(17)	(1)	(20)	(20)
Unrealised non-hedge derivatives and other commodity contracts	(2)	1	(4)	4
Change in estimated deferred tax rate	-	(24)	-	(24)
	(25)	(20)	(15)	(10)

Foreign taxation
Normal taxation	43	24	46	152
Prior year over provision	-	-	(3)	(17)
Deferred taxation
Temporary differences	41	45	33	130
	84	69	77	265

	59	49	62	255

(1)	Decrease in mining tax due to utilisation of non-mining losses.

9.	Headline (loss) earnings

	Quarter ended		Year ended
	Mar 2015	Dec 2014	Mar 2014	Dec 2014
	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
(Loss) profit attributable to equity shareholders	(1)	(58)	39	(58)
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 5)	-	9	-	10
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)	-	2	2	(25)
Loss on sale of Navachab (note 14)	-	-	-	2
Impairment of other investments (note 5)	-	1	-	2
Net (reversal) impairment of investments in associates and joint ventures	-	(22)	-	(22)
Special items of associates and joint ventures	-	-	-	6
Taxation - current portion	-	-	-	6
Taxation - deferred portion	-	(3)	(3)	-
	(1)	(71)	38	(79)

Headline (loss) earnings per ordinary share (cents) (1)	-	(17)	9	(19)
Diluted headline (loss) earnings per ordinary share (cents) (2)	-	(17)	9	(19)

(1)	Calculated on the basic weighted average number of ordinary shares.
(2)	Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

18

10.	Number of shares

	Quarter ended		Year ended
	Mar 2015	Dec 2014	Mar 2014	Dec 2014
	Reviewed	Reviewed	Reviewed	Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent Each	5,000,000	5,000,000	5,000,000	5,000,000

Issued and fully paid number of shares:
Ordinary shares in issue	404,506,311	404,010,360	403,087,362	404,010,360
E ordinary shares in issue	-	-	697,896	-
Total ordinary shares:	404,506,311	404,010,360	403,785,258	404,010,360
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	404,164,937	403,605,184	402,785,093	403,339,562
E ordinary shares	-	589,685	704,108	585,974
Fully vested options	3,241,830	3,122,215	2,477,845	3,803,514
Weighted average number of shares	407,406,767	407,317,084	405,967,046	407,729,050
Dilutive potential of share options	-	-	1,185,208	-
Diluted number of ordinary shares	407,406,767	407,317,084	407,152,254	407,729,050

11.	Share capital and premium

		As at
	Mar 2015	Dec 2014	Mar 2014
	Reviewed	Audited	Reviewed
	US Dollar Million
Balance at beginning of period	7,094	7,074	7,074
Ordinary shares issued	11	29	13
E ordinary shares issued and cancelled	-	(9)	-
Sub-total	7,105	7,094	7,087
Redeemable preference shares held within the group	(53)	(53)	(53)
Ordinary shares held within the group	-	-	-
E ordinary shares held within the group	-	-	(10)
Balance at end of period	7,052	7,041	7,024
12. Exchange rates
	Mar 2015	Dec 2014	Mar 2014
	Unaudited	Unaudited	Unaudited
ZAR/USD average for the year to date	11.75	10.83	10.82
ZAR/USD average for the quarter	11.75	11.22	10.82
ZAR/USD closing	12.13	11.57	10.52

AUD/USD average for the year to date	1.27	1.11	1.12
AUD/USD average for the quarter	1.27	1.17	1.12
AUD/USD closing	1.31	1.22	1.08

BRL/USD average for the year to date	2.87	2.35	2.36
BRL/USD average for the quarter	2.87	2.54	2.36
BRL/USD closing	3.21	2.66	2.26

ARS/USD average for the year to date	8.69	8.12	7.60
ARS/USD average for the quarter	8.69	8.51	7.60
ARS/USD closing	8.82	8.55	8.00

Rounding of figures may result in computational discrepancies.

19

13.	Capital commitments

	Mar 2015	Dec 2014	Mar 2014
	Reviewed	Audited	Reviewed
	US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	274	178	379

(1)	Includes capital commitments relating to associates and joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14.	Non-current assets and liabilities held for sale

Cripple Creek and Victor mine (CC&V)

Effective 31 March 2015, the company announced its plan to identify a joint arrangement partner or a purchaser in respect of its interest in CC&V mine in Colorado in the United States for full value. The CC&V gold mine is a surface mining operation which provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. It is included in the Americas reporting segment and was acquired by AngloGold Ashanti in 1999. The mine produced 211,000 ounces of gold in 2014. There can be no assurance, however, that a sale and purchase agreement for this transaction will be entered into or that any sales transaction will be completed.

Société d’Exploitation des Mines d’Or de Sadiola S.A. (Sadiola) and Société d’Exploitation des Mines d’Or de Yatela S.A. (Yatela)

Effective 31 March 2015, the company announced its plan to dispose of its 41% stake in Sadiola and its 40% stake in Yatela. The mines are both situated in western Mali and are included in the Continental Africa reporting segment. The Sadiola and Yatela mines produced 85,000 and 11,000 attributable ounces of gold, respectively, in 2014.

Management was approached by a potential buyer for both mines who meets management’s qualifying criteria and has asked for a binding bid. There can be no assurance, however, that a sale and purchase agreement for these transactions will be entered into or that any sales transactions will be completed.

US Dollar Million
The carrying amount of major classes of assets and liabilities include:
Tangible assets	143
Inventories	334
Other	2

Non-current assets held for sale	479

Provisions	58
Trade and other payables	28
Other	7

Non-current liabilities held for sale	93

Net non-current assets held for sale	386

Navachab mine

Effective 30 April 2013, Navachab mine located in Namibia was classified as held for sale. Navachab gold mine was previously recognised as a combination of tangible assets, goodwill, current assets, current and long-term liabilities. On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR Corporation Ltd (QKR). The purchase consideration consists of two components: an initial cash payment and a deferred consideration in the form of a net smelter return (NSR).

On 30 June 2014, AngloGold Ashanti Limited announced that the sale had been completed in accordance with the sales agreement with all conditions precedent being met. A loss on disposal of $2m (note 5) was realised on the sale on Navachab.

15.	Financial risk management activities

Borrowings

The $1.25bn bonds are carried at fair value. The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

20

	As at
	Mar 2015	Dec 2014	Mar 2014
	Reviewed	Audited	Reviewed
Carrying amount	3,670	3,721	3,804
Fair value	3,627	3,606	3,743

Derivatives

The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.

Embedded derivatives are included as derivatives on the statement of financial position.

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Type of instrument

US Dollar million	Mar 2015				Dec 2014				Mar 2014
Assets measured at fair value
Available-for-sale financial assets
Equity securities	45	-	-	45	47	-	-	47	60	-	-	60
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
$1.25bn bonds	1,378	-	-	1,378	1,374	-	-	1,374	1,400	-	-	1,400

Rounding of figures may result in computational discrepancies.

16.	Contingencies

AngloGold Ashanti’s material contingent liabilities and assets at 31 March 2015 and 31 December 2014 are detailed below:

Contingencies and guarantees
	Mar 2015	Dec 2014
	Reviewed	Audited
	US Dollar million
Contingent liabilities
Groundwater pollution (1)	-	-
Deep groundwater pollution – Africa (2)	-	-
Litigation – Ghana (3) (4)	97	97
ODMWA litigation (5)	183	192
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda (6)	26	32
VAT disputes – Mineração Serra Grande S.A.(7)	12	15
Tax dispute - AngloGold Ashanti Colombia S.A.(8)	151	162
Tax dispute - Cerro Vanguardia S.A.(9)	53	53
Sales tax on gold deliveries – Mineração Serra Grande S.A. (10)	-	-

Contingent assets
Indemnity – Kinross Gold Corporation (11)	(8)	(9)
Royalty – Tau Lekoa Gold Mine (12)	-	-
Royalty – Navachab (13)	-	-

Financial Guarantees
Oro Group (Pty) Limited (14)	8	9
	522	551

(1)

Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2)

Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

21

(3)

Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of $97m. AGAG filed a motion with the trial court requesting a stay of proceedings pending arbitration. On 5 May 2014, the court denied AGAG’s application to submit the matter to arbitration. AGAG subsequently appealed this decision to the Court of Appeal and filed a Stay of Proceedings at the lower court, which was granted on 11 June 2014. On 2 October 2014, AGAG was notified that the records had been transmitted to the Court of Appeal. However, as the transmitted records were incomplete, AGAG timely filed an application for the record to be amended prior to filing its statement of case. The matter remains pending as the transmitted records are still being amended.

(4)

Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs have not filed their application for directions which was due by 31 October 2013. AGAG is allowing some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. On 26 January 2015, the Court issued an order allowing the plaintiffs to procure an expert from the Environmental Protection Agency to undertake environmental and chemical assessments in the areas around the PTP. The matter was adjourned to 22 June 2015. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(5)

Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony Gold and Sibanye Gold announced in November 2014 that they have formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry in South Africa. The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. These legal proceedings are being defended, and the status of the proceedings are set forth below. Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, whilst being fair to employees, also ensures the future sustainability of companies in the industry.

On or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi (“the Balakazi Action”) and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class (“the Nkala Action”). The applicants in the case seek to have the court certify two classes, namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependents of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.

On 21 August 2013, an application was served on AngloGold Ashanti for the consolidation of the Balakazi Action and the Nkala Action, as well as a request for an amendment to change the scope of the classes the court was requested to certify in the previous applications that were initiated. The applicants now request certification of two classes (the “silicosis class” and the “tuberculosis class”). The silicosis class would consist of certain current and former underground mineworkers who have contracted silicosis, and the dependents of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependents of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis).

In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. The parties in the class action met with the court and have tentatively agreed on a timetable for the court process wherein the application to certify the class action will be heard in October 2015.

22

In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $6m as at the 31 March 2015 closing rate (2014: $7m). On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $4m as at the 31 March 2015 closing rate (2014: $4m). On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $95m as at the 31 March 2015 closing rate (2014: $100m). On or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately $78m as at the 31 March 2015 closing rate (2014: $81m).

On 9 October 2014, AngloGold Ashanti and the plaintiffs’ attorneys agreed to refer all of the individual claims to arbitration. The court proceedings have been suspended as a result of entering into the arbitration agreement.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.

(6)

Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $14m (2014: $18m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $12m (2014: $14m). Management is of the opinion that these taxes are not payable.

(7)

VAT disputes - Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeals against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $12m (2014: $15m).

(8)

Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $25m (2014: $27m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $126m (2014: $135m). The company believes that it has applied the tax legislation correctly. AGAC requested in December 2013 that the DIAN reconsider its decision, but in November 2014 DIAN affirmed its earlier ruling. AGAC challenged the DIAN’s ruling by filing lawsuits before the Administrative Tribunal of Cundinamarca (trial court for tax litigation) on 26 March 2015 and on 6 April 2015.

(9)

Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $14m (2014: $14m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives at issue should not have been accounted for as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $39m (2014: $39m). CVSA and AFIP have corresponded on this issue over the past two years as previously disclosed, and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA’s most recent response to the government’s findings was filed on 9 March 2015 and awaits a response.

(10)

Sales tax on gold deliveries – In 2006, MSG received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments were approximately $62m and $39m as at 31 December 2013, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14m in cash and by utilising $29m of existing VAT credits. The utilisation of the VAT credits is subject to legal confirmation from the State of Goiás. Although the State has not yet provided confirmation, management has concluded that the likelihood of the State of Goiás declining the utilisation of the VAT credits or part thereof is remote. The cash settlement was further set off by an indemnity from Kinross of $6m.

(11)

Indemnity - As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 7 and 10 above. In light of the settlement described in item 10 above at 31 March 2015, the company has estimated that the maximum contingent asset is $8m (2014: $9m).

(12)

Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 538,179oz (2014: 507,471oz) produced have been received to date.

23

(13)

Royalty – As a result of the sale of Navachab during the second quarter of 2014, AngloGold Ashanti will receive a net smelter return paid quarterly for seven years from 1 July 2016, determined at 2% of ounces sold during the relevant quarter subject to a minimum average gold price of $1,350 and capped at a maximum of 18,750 ounces sold per quarter.

(14)

Provision of surety - The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $8m (2014: $9m). The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

17.	Concentration of tax risk

There is a concentration of tax risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.

The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:

Mar 2015 US Dollar million
Recoverable value added tax	18
Appeal deposits	2

18.	Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

19.	Announcements

Replacement of retiring COO: South Africa:  On 10 March 2015, AngloGold Ashanti announced the appointment of Chris Sheppard, a thirty-year veteran of South Africa’s ultra-deep underground mining sector, as incoming Chief Operating Officer: South Africa, replacing the incumbent Mike O’Hare who plans to take early retirement during the course of 2015.

AngloGold Ashanti seeks CC&V partner or buyer, receives Mali approach:  On 31 March 2015, AngloGold Ashanti confirmed that it had initiated a plan to identify a joint venture partner or buyer of its Cripple Creek & Victor (CC&V) mine in the United States, and has also received an approach for the purchase of its stakes in the Sadiola and Yatela mines in Mali.

AngloGold Ashanti outlines transformation of South Africa Mining Industry:  On 31 March 2015, AngloGold Ashanti noted the media release by the Department of Mineral Resources (DMR) on the state of the transformation in South Africa’s mining sector. It indicated that it fully supports the transformation objectives enshrined in the Mineral and Petroleum Resources Development Act (MPRDA) and has taken meaningful steps to give effect to them.

AngloGold Ashanti is of the view that it has complied with the Charter. AngloGold Ashanti understands that the DMR and the Chamber of Mines will ask a court to determine whether black economic empowerment (BEE) ownership transactions concluded after 2004, where BEE ownership level has fallen due to the relevant BEE shareholders selling down their interest, should be included in the calculation of progress made against ownership targets. While transactions comprising the majority of AngloGold Ashanti’s BEE ownership credit (20.8%) took place before 2004, and thus are not contested, the company welcomed the use of the court to provide clarity in respect of transactions completed after 2004. AngloGold Ashanti’s own reading of the legislation at the time each of its BEE transactions took place is that they qualified for recognition. The award of New Order Mining Rights by the DMR, which explicitly refer to these transactions, supports this point. AngloGold Ashanti is accordingly of the view that it has complied with the ownership requirements of the Charter.

20.	Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Note 16 “Contingencies”. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America and Namibia – which was sold effective 30 June 2014). The following is condensed consolidating financial information for the Company as of 31 March 2015, 31 December 2014, 31 March 2014 and for the three months ended 31 March 2015, 31 December 2014 and 31 March 2014 and for the year ended 31 December 2014, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

24

Condensed consolidating statements of income for the three months ended 31 March 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	268	1	853	-	1,122
Gold income	266	-	834	(14)	1,086
Cost of sales	(248)	-	(622)	-	(870)
Loss on non-hedge derivatives and other commodity contracts	-	-	(7)	-	(7)
Gross profit	18	-	205	(14)	209
Corporate administration, marketing and other expenses	(11)	(7)	(6)	2	(22)

Exploration and evaluation costs	(3)	-	(26)	-	(29)

Other operating expenses	(3)	-	(18)	-	(21)
Special items	(2)	(17)	21	3	5
Operating (loss) profit	(1)	(24)	176	(9)	142
Interest received	2	1	5	-	8

Exchange loss	-	(1)	(13)	-	(14)

Finance costs and unwinding of obligations	(5)	(53)	(8)	-	(66)

Fair value adjustment on $1.25bn bonds	-	(31)	-	-	(31)

Share of associates and joint ventures’ profit	-	-	25	-	25

Equity (loss) gain in subsidiaries	(3)	49	-	(46)	-
(Loss) profit before taxation	(7)	(59)	185	(55)	64
Taxation	13	-	(72)	-	(59)

Profit (loss) after taxation	6	(59)	113	(55)	5
Preferred stock dividends	(7)	-	(7)	14	-

(Loss) profit for the period	(1)	(59)	106	(41)	5

Allocated as follows:
Equity shareholders	(1)	(59)	100	(41)	(1)
Non-controlling interests	-	-	6	-	6

	(1)	(59)	106	(41)	5

Comprehensive (loss) income	(90)	(82)	95	(7)	(84)
Comprehensive income attributable to non-controlling interests	-	-	(6)	-	(6)

Comprehensive (loss) income attributable to AngloGold Ashanti	(90)	(82)	89	(7)	(90)

25

Condensed consolidating statements of income for the three months ended 31 December 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	349	1	974	-	1,324
Gold income	464	-	1,082	(268)	1,278
Cost of sales	(290)	-	(771)	-	(1,061)
Gain on non-hedge derivatives and other commodity contracts	-	-	5	-	5
Gross profit	174	-	316	(268)	222
Corporate administration, marketing and other income (expenses)	4	(21)	(5)	(1)	(23)

Exploration and evaluation costs	(8)	-	(37)	-	(45)

Other operating expenses	(2)	-	(5)	-	(7)
Special items	(8)	(875)	(151)	852	(182)
Operating profit (loss)	160	(896)	118	583	(35)
Interest received	1	1	4	-	6

Exchange (loss) gain	-	(1)	6	-	5

Finance costs and unwinding of obligations	(4)	(53)	(10)	-	(67)

Fair value adjustment on $1.25bn bonds	-	63	-	-	63

Share of associates and joint ventures’ (loss) profit	(21)	(1)	41	3	22

Equity loss in subsidiaries	(84)	(101)	-	185	-
Profit (loss) before taxation	52	(988)	159	771	(6)
Taxation	24	16	(89)	-	(49)

Profit (loss) after before taxation	76	(972)	70	771	(55)
Preferred stock dividends	(134)	-	(134)	268	-

Loss for the period	(58)	(972)	(64)	1,039	(55)

Allocated as follows:
Equity shareholders	(58)	(972)	(67)	1,039	(58)
Non-controlling interests	-	-	3	-	3

	(58)	(972)	(64)	1,039	(55)

Comprehensive (loss) income	(148)	(996)	41	958	(145)
Comprehensive income attributable to non-controlling interests	-	-	(3)	-	(3)

Comprehensive (loss) income attributable to AngloGold Ashanti	(148)	(996)	38	958	(148)

26

Condensed consolidating statements of income for the three months ended 31 March 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	357	1	1,001	-	1,359
Gold income	347	-	977	-	1,324
Cost of sales	(291)	-	(721)	-	(1,012)
Loss on non-hedge derivatives and other commodity contracts	-	-	(16)	-	(16)
Gross profit	56	-	240	-	296
Corporate administration, marketing and other (expenses) income	(20)	29	(26)	(8)	(25)

Exploration and evaluation costs	(5)	-	(25)	-	(30)

Other operating expenses	(2)	-	(3)	-	(5)
Special items	-	(11)	5	(1)	(7)
Operating profit	29	18	191	(9)	229
Interest received	-	1	5	-	6

Exchange gain (loss)	13	-	(19)	-	(6)

Finance costs and unwinding of obligations	(5)	(52)	(14)	-	(71)

Fair value adjustment on $1.25bn bonds	-	(70)	-	-	(70)

Share of associates and joint ventures’ profit	-	-	19	-	19

Equity (loss) gain in subsidiaries	(1)	42	-	(41)	-
Profit (loss) before taxation	36	(61)	182	(50)	107
Taxation	3	(2)	(63)	-	(62)

Profit (loss) for the period	39	(63)	119	(50)	45

Allocated as follows:
Equity shareholders	39	(63)	113	(50)	39
Non-controlling interests	-	-	6	-	6

	39	(63)	119	(50)	45

Comprehensive income (loss)	45	(51)	137	(80)	51
Comprehensive income attributable to non-controlling interests	-	-	(6)	-	(6)

Comprehensive income (loss) attributable to AngloGold Ashanti	45	(51)	131	(80)	45

27

Condensed consolidating statements of income for the year ended 31 December 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	1,486	3	3,890	(1)	5,378
Gold income	1,564	-	3,924	(270)	5,218
Cost of sales	(1,225)	-	(2,965)	-	(4,190)
Gain on non-hedge derivatives and other commodity contracts	-	-	15	-	15
Gross profit	339	-	974	(270)	1,043
Corporate administration, marketing and other income (expenses)	23	25	(61)	(79)	(92)
Exploration and evaluation costs	(22)	-	(122)	-	(144)

Other operating expenses	(12)	-	(16)	-	(28)
Special items	97	(937)	(290)	870	(260)
Operating profit (loss)	425	(912)	485	521	519
Dividends received	1	-	-	(1)	-
Interest received	4	3	17	-	24

Exchange gain (loss)	13	(1)	(19)	-	(7)

Finance costs and unwinding of obligations	(19)	(212)	(47)	-	(278)

Fair value adjustment on $1.25bn bonds	-	(17)	-	-	(17)

Share of associates and joint ventures’ (loss) profit	(31)	(3)	63	(54)	(25)

Equity (loss) gain in subsidiaries	(319)	14	-	305	-
Profit (loss) before taxation	74	(1,128)	499	771	216
Taxation	3	12	(270)	-	(255)

Profit (loss) after taxation	77	(1,116)	229	771	(39)
Preferred stock dividends	(135)	-	(135)	270	-

(Loss) profit for the period	(58)	(1,116)	94	1,041	(39)

Allocated as follows:
Equity shareholders	(58)	(1,116)	75	1,041	(58)
Non-controlling interests	-	-	19	-	19

	(58)	(1,116)	94	1,041	(39)

Comprehensive (loss) income	(275)	(1,148)	176	991	(256)
Comprehensive income attributable to non-controlling interests	-	-	(19)	-	(19)

Comprehensive (loss) income attributable to AngloGold Ashanti	(275)	(1,148)	157	991	(275)

28

Condensed consolidating statement of financial position as at 31 March 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS

Non-current assets

Tangible assets	1,252	-	3,351	-	4,603

Intangible assets	24	-	178	(2)	200

Investments in associates and joint ventures	2,294	3,705	1,328	(5,877)	1,450

Other investments	2	3	116	(2)	119

Inventories	-	-	354	-	354

Trade and other receivables	-	-	18	-	18

Deferred taxation	-	-	116	-	116

Cash restricted for use	-	-	37	-	37

Other non-current assets	36	-	-	-	36

	3,608	3,708	5,498	(5,881)	6,933

Current Assets

Other investments	-	1	1	-	2
Inventories, trade and other receivables, intergroup balances and other current assets	480	2,013	1,175	(2,610)	1,058
Cash restricted for use	1	6	12	-	19

Cash and cash equivalents	47	156	159	-	362

	528	2,176	1,347	(2,610)	1,441

Non-current assets held for sale	-	-	479	-	479

	528	2,176	1,826	(2,610)	1,920

Total assets	4,136	5,884	7,324	(8,491)	8,853

EQUITY AND LIABILITIES

Share capital and premium	7,052	6,108	824	(6,932)	7,052

(Accumulated losses) retained earnings and other reserves	(4,287)	(3,574)	1,152	2,422	(4,287)

Shareholders’ equity	2,765	2,534	1,976	(4,510)	2,765

Non-controlling interests	-	-	32	-	32

Total equity	2,765	2,534	2,008	(4,510)	2,797

Non-current liabilities	539	3,201	1,436	-	5,176

Bank overdraft	-	-	-	-	-

Current liabilities including intergroup balances	832	149	3,787	(3,981)	787

Non-current liabilities held for sale	-	-	93	-	93

Total liabilities	1,371	3,350	5,316	(3,981)	6,056

Total equity and liabilities	4,136	5,884	7,324	(8,491)	8,853

29

Condensed consolidating statement of financial position as at 31 December 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS

Non-current assets

Tangible assets	1,315	-	3,548	-	4,863

Intangible assets	31	-	197	(3)	225

Investments in associates and joint ventures	2,372	3,710	1,297	(5,952)	1,427

Other investments	2	4	122	(2)	126

Inventories	-	-	636	-	636

Trade and other receivables	-	-	20	-	20

Deferred taxation	-	-	127	-	127

Cash restricted for use	-	-	36	-	36

Other non-current assets	25	-	-	-	25

	3,745	3,714	5,983	(5,957)	7,485

Current Assets

Inventories, trade and other receivables, intergroup balances and other current assets	526	1,929	1,434	(2,723)	1,166
Cash restricted for use	1	-	14	-	15

Cash and cash equivalents	52	260	156	-	468

	579	2,189	1,604	(2,723)	1,649

Non-current assets held for sale	-	-	-	-	-

	579	2,189	1,604	(2,723)	1,649

Total assets	4,324	5,903	7,587	(8,680)	9,134

EQUITY AND LIABILITIES

Share capital and premium	7,041	6,108	824	(6,932)	7,041

(Accumulated losses) retained earnings and other reserves	(4,195)	(3,536)	1,161	2,374	(4,196)

Shareholders’ equity	2,846	2,572	1,985	(4,558)	2,845

Non-controlling interests	-	-	26	-	26

Total equity	2,846	2,572	2,011	(4,558)	2,871

Non-current liabilities	568	3,167	1,544	-	5,279

Bank overdraft	-	-	-	-	-

Current liabilities including intergroup balances	910	164	4,032	(4,122)	984

Total liabilities	1,478	3,331	5,576	(4,122)	6,263

Total equity and liabilities	4,324	5,903	7,587	(8,680)	9,134

30

Condensed consolidating statement of financial position as at 31 March 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS

Non-current assets

Tangible assets	1,427	-	3,458	-	4,885

Intangible assets	47	-	225	(3)	269

Investments in associates and joint ventures	2,587	3,972	1,213	(6,381)	1,391

Other investments	3	5	138	(5)	141

Inventories	-	-	617	-	617

Trade and other receivables	-	4	21	-	25

Deferred taxation	-	-	169	-	169

Cash restricted for use	-	-	37	-	37

Other non-current assets	50	-	-	-	50

	4,114	3,981	5,878	(6,389)	7,584

Current Assets
Other investments	-	-	1	-	1
Inventories, trade and other receivables, intergroup balances and other current assets	510	2,508	1,610	(3,232)	1,396
Cash restricted for use	1	-	13	-	14

Cash and cash equivalents	70	251	204	-	525

	581	2,759	1,828	(3,232)	1,936

Non-current assets held for sale	5	-	158	(5)	158

	586	2,759	1,986	(3,237)	2,094

Total assets	4,700	6,740	7,864	(9,626)	9,678

EQUITY AND LIABILITIES

Share capital and premium	7,024	5,994	805	(6,799)	7,024

(Accumulated losses) retained earnings and other reserves	(3,885)	(2,514)	1,545	970	(3,884)

Shareholders’ equity	3,139	3,480	2,350	(5,829)	3,140

Non-controlling interests	-	-	35	-	35

Total equity	3,139	3,480	2,385	(5,829)	3,175

Non-current liabilities	643	3,102	1,585	(3)	5,327

Bank overdraft	5	-	17	-	22

Current liabilities including intergroup balances	913	158	3,818	(3,794)	1,095

Non-current liabilities held for sale	-	-	59	-	59

Total liabilities	1,561	3,260	5,479	(3,797)	6,503

Total equity and liabilities	4,700	6,740	7,864	(9,626)	9,678

31

Condensed consolidating statements of cash flows for the three months ending 31 March 2015

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash (used) by generated from operations	(7)	-	221	17	231
Net movement in intergroup receivables and payables	46	(102)	47	9	-
Dividends received from joint ventures	-	5	-	-	5
Taxation paid	(5)	-	(41)	-	(46)

Net cash inflow (outflow) from operating activities	34	(97)	227	26	190

Cash flows from investing activities
Capital expenditure	(41)	-	(127)	-	(168)
Other investments acquired	-	-	(32)	-	(32)
Proceeds from disposal of other investments	-	-	28	-	28
Investments in associates and joint ventures	-	-	(3)	-	(3)
Net loans advanced to associates and joint ventures	-	(2)	-	-	(2)
Cash in subsidiary disposed and transfers to held for sale	-	-	(2)	-	(2)
(Acquisition) disposal of subsidiary and loan	-	(1)	1	-	-
Increase in cash restricted for use	-	(6)	(1)	-	(7)
Interest received	2	2	3	-	7

Net cash outflow from investing activities	(39)	(7)	(133)	-	(179)

Cash flows from financing activities
Proceeds from borrowings	61	-	-	-	61
Repayment of borrowings	(56)	-	(34)	-	(90)
Finance costs paid	(3)	(74)	(4)	-	(81)
Dividends paid	-	-	(2)	-	(2)
Intergroup dividends received (paid)	-	74	(74)	-	-

Net cash inflow (outflow) from financing activities	2	-	(114)	-	(112)

Net decrease in cash and cash equivalents	(3)	(104)	(20)	26	(101)
Translation	(2)	-	23	(26)	(5)
Cash and cash equivalents at beginning of period	52	260	156	-	468

Cash and cash equivalents at end of period	47	156	159	-	362

32

Condensed consolidating statements of cash flows for the three months ending 31 December 2014

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from (used) by operations	69	(880)	192	877	258
Net movement in intergroup receivables and payables	(11)	732	139	(860)	-
Taxation refund	-	-	3	-	3
Taxation paid	(15)	(1)	(32)	-	(48)

Net cash inflow (outflow) from operating activities	43	(149)	302	17	213

Cash flows from investing activities
Capital expenditure	(65)	-	(249)	-	(314)
Expenditure on intangible assets	(2)	-	-	-	(2)
Other investments acquired	-	-	(17)	-	(17)
Proceeds from disposal of other investments	-	-	14	-	14
Investments in associates and joint ventures	-	-	(3)	-	(3)
Net loans (advanced) to repaid by associates and joint ventures	(43)	9	-	-	(34)
Acquisition of subsidiary and loan	(13)	-	-	13	-
Decrease in cash restricted for use	-	-	2	-	2
Interest received	1	-	4	-	5

Net cash (outflow) inflow from investing activities	(122)	9	(249)	13	(349)

Cash flows from financing activities
Proceeds from issue of share capital	-	13	-	(13)	-
Proceeds from borrowings	82	100	-	-	182
Repayment of borrowings	(34)	-	(38)	-	(72)
Finance costs paid	(3)	(30)	(5)	-	(38)
Dividends paid	-	-	(8)	-	(8)
Intergroup dividends received (paid)	-	53	(53)	-	-

Net cash inflow (outflow) from financing activities	45	136	(104)	(13)	64

Net decrease in cash and cash equivalents	(34)	(4)	(51)	17	(72)
Translation	(1)	-	14	(17)	(4)
Cash and cash equivalents at beginning of period	87	264	193	-	544

Cash and cash equivalents at end of period	52	260	156	-	468

33

Condensed consolidating statements of cash flows for the three months ending 31 March 2014

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from operations	91	19	277	(4)	383
Net movement in intergroup receivables and payables	(16)	(118)	130	4	-
Taxation refund	-	-	37	-	37
Taxation paid	-	-	(70)	-	(70)

Net cash inflow (outflow) from operating activities	75	(99)	374	-	350

Cash flows from investing activities
Capital expenditure	(42)	-	(178)	-	(220)
Other investments acquired	-	-	(26)	-	(26)
Proceeds from disposal of other investments	-	-	24	-	24
Investments in associates and joint ventures	-	(37)	(3)	-	(40)
Net loans advanced to associates and joint ventures	-	(4)	-	-	(4)
Cash in subsidiary disposed and transfers to held for sale	-	-	(1)	-	(1)
Decrease in cash restricted for use	-	-	26	-	26
Interest received	-	1	3	-	4

Net cash outflow from investing activities	(42)	(40)	(155)	-	(237)

Cash flows from financing activities
Proceeds from borrowings	-	-	15	-	15
Repayment of borrowings	(5)	-	(166)	-	(171)
Finance costs paid	(3)	(70)	(8)	-	(81)
Intergroup dividends received (paid)	-	54	(54)	-	-

Net cash (outflow) inflow from financing activities	(8)	(16)	(213)	-	(237)

Net increase (decrease) in cash and cash equivalents	25	(155)	6	-	(124)
Translation	1	-	(2)	-	(1)
Cash and cash equivalents at beginning of period	39	409	180	-	628

Cash and cash equivalents at end of period(1)	65	254	184	-	503

(1) Cash and cash equivalents are net of a bank overdraft of $22 million.

34

Condensed consolidating statements of cash flows for the year ending 31 December 2014

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from (used) by operations	344	(839)	961	907	1,373
Net movement in intergroup receivables and payables	(1)	419	437	(855)	-
Taxation refund	-	-	41	-	41
Taxation paid	(20)	(2)	(172)	-	(194)

Net cash inflow (outflow) from operating activities	323	(422)	1,267	52	1,220

Cash flows from investing activities
Capital expenditure	(222)	-	(791)	-	(1,013)
Interest capitalised and paid	-	-	(1)	-	(1)
Expenditure on intangible assets	(5)	-	-	-	(5)
Proceeds from disposal of tangible assets	-	-	31	-	31
Other investments acquired	-	-	(79)	-	(79)
Proceeds from disposal of other investments	-	-	73	-	73
Investments in associates and joint ventures	-	(52)	(14)	1	(65)
Net loans (advanced) to repaid by associates and joint ventures	(43)	7	-	-	(36)
Dividends received	1	-	-	(1)	-
Proceeds from disposal of subsidiary	105	-	-	-	105
Reclassification of cash balances to held for sale assets	-	-	2	-	2
(Acquisition) disposal of subsidiary and loan	(116)	(3)	3	116	-
Decrease in cash restricted for use	-	-	24	-	24
Interest received	4	3	14	-	21

Net cash outflow from investing activities	(276)	(45)	(738)	116	(943)

Cash flows from financing activities
Proceeds from issue of share capital	-	114	-	(114)	-
Proceeds from borrowings	157	100	354	-	611
Repayment of borrowings	(171)	-	(590)	-	(761)
Finance costs paid	(14)	(205)	(26)	-	(245)
Revolving credit facility and bond transaction costs	-	(9)	-	-	(9)
Dividends paid	-	-	(17)	-	(17)
Intergroup dividends received (paid)	-	318	(318)	-	-

Net cash (outflow) inflow from financing activities	(28)	318	(597)	(114)	(421)

Net increase (decrease) in cash and cash equivalents	19	(149)	(68)	54	(144)
Translation	(6)	-	44	(54)	(16)
Cash and cash equivalents at beginning of period	39	409	180	-	628

Cash and cash equivalents at end of period	52	260	156	-	468

By order of the Board

SM PITYANA	S VENKATAKRISHNAN
Chairman	Chief Executive Officer

7 May 2015

35

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The financial items “price received”, “price received per ounce”, “total cash costs”, “total cash costs per ounce”, “total production costs”, “total production costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in-costs per ounce”, “Net debt” and “adjusted EBITDA” have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to production costs, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS.

The Gold Institute provided definitions for the calculation of total cash costs and total production costs and during June 2013 the World Gold Council published a Guidance Note on “all-in sustaining costs”. The calculation of total cash costs, total cash costs per ounce, total production costs, total production costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs, total production costs, all-in sustaining costs and all-in costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine’s performance because they provide:

• an indication of a mine’s profitability, efficiency and cash flows;

• the trend in costs as the mine matures over time on a consistent basis; and

• an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Price received gives an indication of revenue earned per unit of gold sold and includes gold income and realised non–hedge derivatives in its calculation and serves as a benchmark of performance against the spot price of gold.

Net debt and Adjusted EBITDA (as defined in the Revolving Credit Agreements) are inputs used for the calculation of compliance with the financial maintenance covenants as set out in the group’s revolving credit facility agreements.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A	Price received

		Quarter ended			Year ended
		Mar 2015	Dec 2014	Mar 2014	Dec 2014
		Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million / Imperial

	Gold income (note 2)	1,086	1,278	1,324	5,218
	Adjusted for non-controlling interests	(17)	(18)	(20)	(76)

		1,069	1,260	1,304	5,142
	Realised loss on other commodity contracts	5	5	5	21
	Associates and joint ventures’ share of gold income including realised non-hedge derivatives	137	142	106	469

	Attributable gold income including realised non-hedge derivatives	1,211	1,407	1,415	5,632

	Attributable gold sold - oz (000)	995	1,171	1,097	4,454
	Price received per unit - $/oz	1,217	1,202	1,290	1,264

Rounding of figures may result in computational discrepancies.

36

B	All-in sustaining costs and All-in costs[1]

		Quarter ended			Year ended
		Mar 2015	Dec 2014	Mar 2014	Dec 2014
		Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million / Imperial

	Cost of sales (note 3)	870	1,061	1,012	4,190
	Amortisation of tangible and intangible assets (note 3)	(174)	(223)	(184)	(786)
	Adjusted for decommissioning amortisation	3	3	2	10
	Corporate administration and marketing related to current operations	21	22	25	88
	Amortisation relating to inventory	(3)	-	-	-
	Associates and joint ventures’ share of costs	73	76	68	294
	Inventory writedown to net realisable value and other stockpile adjustments	6	9	-	11
	Sustaining exploration and study costs	15	18	10	49
	Total sustaining capex	133	259	174	814

	All-in sustaining costs	945	1,224	1,107	4,670
	Adjusted for non-controlling interests and non -gold producing companies	(18)	(25)	(17)	(77)

	All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	927	1,199	1,090	4,593
	Adjusted for stockpile write-offs	(6)	(10)	-	(22)

	All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	922	1,190	1,090	4,571

	All-in sustaining costs	945	1,224	1,107	4,670
	Non-sustaining project capital expenditure	62	104	100	394
	Technology improvements	3	7	4	19
	Non-sustaining exploration and study costs	10	25	21	91
	Care and maintenance costs, Corporate and social responsibility costs not related to current operations	21	6	5	24

	All-in costs	1,042	1,366	1,237	5,198
	Adjusted for non-controlling interests and non -gold producing companies	(15)	(19)	(14)	(62)

	All-in costs adjusted for non-controlling interests and non-gold producing companies	1,027	1,347	1,223	5,136
	Adjusted for stockpile write-offs	(6)	(10)	-	(22)

	All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	1,021	1,338	1,223	5,114

	Gold sold - oz (000)	995	1,171	1,097	4,454

	All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	926	1,017	993	1,026
	All-in cost per unit (excluding stockpile write-offs) - $/oz	1,026	1,143	1,114	1,148

	[1] Refer to note F Summary of Operations by Mine

C	Total costs [2]
	Total cash costs (note 3)	668	777	778	3,292
	Adjusted for non-controlling interests, non-gold producing companies and other	(22)	(20)	(34)	(94)
	Associates and joint ventures’ share of total cash costs	73	78	68	291

	Total cash costs adjusted for non-controlling interests and non-gold producing companies	719	835	812	3,489
	Retrenchment costs (note 3)	4	9	6	24
	Rehabilitation and other non-cash costs (note 3)	9	47	22	94
	Amortisation of tangible assets (note 3)	166	214	175	750
	Amortisation of intangible assets (note 3)	8	9	9	36
	Adjusted for non-controlling interests and non-gold producing companies	1	(9)	(4)	(4)
	Equity-accounted associates and joint ventures’ share of production costs	25	23	22	104

	Total production costs adjusted for non-controlling interests and non-gold producing companies	932	1,128	1,042	4,493

	Gold produced - oz (000)	967	1,154	1,055	4,432
	Total cash cost per unit - $/oz	744	724	770	787
	Total production cost per unit - $/oz	964	978	988	1,014

	[2] Refer to note F Summary of Operations by Mine

Rounding of figures may result in computational discrepancies.

37

D	Adjusted EBITDA (1)

		Quarter ended			Year ended
		Mar 2015	Dec 2014	Mar 2014	Dec 2014
		Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million

	Profit (loss) on ordinary activities before taxation	64	(6)	107	216
	Add back:
	Finance costs and unwinding of obligations	66	67	71	278
	Interest received	(8)	(6)	(6)	(24)
	Amortisation of tangible and intangible assets (note 3)	174	223	184	786

	Adjustments:
	Exchange loss (gain)	14	(5)	6	7
	Fair value adjustment on $1.25bn bonds	31	(63)	70	17
	Net impairment and derecognition of goodwill, tangible and intangible assets (note 5)	-	9	-	10
	Impairment of other investments (note 5)	-	1	-	2
	Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 5)	6	1	-	2
	Retrenchments and restructuring costs mainly at Obuasi	24	154	6	234
	Net loss (profit) on disposal and derecognition of assets (note 5)	-	2	2	(25)
	Loss on sale of Navachab (note 5)	-	-	-	2
	Gain on unrealised non-hedge derivatives and other commodity contracts	7	(5)	16	(15)
	Associates and joint ventures’ exceptional expense	-	(22)	-	(16)
	Associates and joint ventures’ - adjustments for amortisation, interest, taxation and other.	31	57	20	191

	Adjusted EBITDA	409	407	476	1,665

	(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

E	Net debt

			As at Mar 2015	As at Dec 2014	As at Mar 2014
			Unaudited	Unaudited	Unaudited

			US Dollar million

	Borrowings - long-term portion		3,471	3,498	3,569
	Borrowings - short-term portion		199	223	235
	Bank overdraft		-	-	22

	Total borrowings		3,670	3,721	3,826
	Corporate office lease		(20)	(22)	(24)
	Unamortised portion of the convertible and rated bonds		24	28	(3)
	Fair value adjustment on $1.25bn bonds		(106)	(75)	(128)
	Cash restricted for use		(56)	(51)	(51)
	Cash and cash equivalents		(362)	(468)	(525)

	Net debt excluding mandatory convertible bonds		3,150	3,133	3,095

Rounding of figures may result in computational discrepancies.

38

F Summary of Operations by Mine

For the three months ended 31 March 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	39	67	106	59	59	118	49	-	273	(1)
Amortisation of tangible and intangible assets	(7)	(14)	(21)	(13)	(11)	(24)	(5)	-	(50)	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	21
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	1	1	-
Total sustaining capital expenditure	5	10	14	12	6	18	3	1	37	-
All-in sustaining costs	37	63	99	58	54	112	47	2	261	18
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	1
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	37	63	99	58	54	112	47	2	261	19
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	37	63	99	58	54	112	47	1	260	19

All-in sustaining costs	37	63	99	58	54	112	47	2	261	18
Non-sustaining Project capex	-	1	1	7	-	7	-	-	8	(1)
Technology improvements	-	-	-	-	-	-	-	3	3	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	1
Care and maintenance costs, Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	3
All-in costs	37	64	100	65	54	119	47	5	272	21
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	1

All-in costs adjusted for non-controlling interests and non-gold producing companies	37	64	100	65	54	119	47	5	272	22
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	37	64	100	65	54	119	47	4	271	22

Gold sold - oz (000)(3)	29	64	94	44	49	93	50	2	239	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,266	969	1,062	1,307	1,106	1,202	945	-	1,095	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,266	977	1,068	1,468	1,106	1,278	945	-	1,141	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

39

For the three months ended 31 March 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	31	50	81	44	47	91	44	-	216	(4)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	1
Total cash costs adjusted for non-controlling interests and non-gold producing companies	31	50	81	44	47	91	44	-	216	(4)
Retrenchment costs	1	1	2	1	-	1	-	-	3	-
Rehabilitation and other non-cash costs	1	1	2	1	1	1	1	(1)	4	1
Amortisation of tangible assets	6	13	19	12	10	22	4	-	45	2
Amortisation of intangible assets	1	1	2	1	1	2	1	-	5	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	40	66	106	59	59	117	50	(1)	273	2

Gold produced - oz (000) (3)	29	64	94	44	49	93	50	2	239	-

Total cash costs per unit - $/oz(4)	1,055	782	868	1,000	957	977	868	-	911	-
Total production costs per unit - $/oz(4)	1,340	1,036	1,131	1,330	1,206	1,265	979	-	1,151	-

40

For the three months ended 31 March 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	53	18	77	-	-	101	(1)	248
Amortisation of tangible and intangible assets	-	(6)	(5)	(7)	-	-	(24)	-	(42)
Adjusted for decommissioning amortisation	-	-	1	1	-	-	-	-	2
Associates and equity accounted joint ventures’ share of costs(2)	45	-	-	-	11	17	-	-	73
Inventory writedown to net realisable value and other stockpile adjustments	-	2	-	-	-	-	-	-	2
Sustaining exploration and study costs	-	-	5	1	-	-	-	1	7
Total sustaining capital expenditure	-	5	-	4	1	-	22	1	33
All-in sustaining costs	45	54	19	76	12	17	99	1	323
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(11)	-	-	-	-	(11)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	45	54	19	65	12	17	99	1	312
Adjusted for stockpile write-offs	-	(2)	-	-	-	-	-	-	(2)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	45	52	19	65	12	17	99	1	310

All-in sustaining costs	45	54	19	76	12	17	99	1	323
Non-sustaining Project capex	28	-	5	-	-	(2)	-	-	31
Care and maintenance costs, Corporate and social responsibility costs not related to current operations	-	-	18	-	-	-	-	-	18
All-in costs	73	54	42	76	12	15	99	1	372
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(11)	-	-	-	-	(11)
All-in costs adjusted for non-controlling interests and non-gold producing companies	73	54	42	65	12	15	99	1	361
Adjusted for stockpile write-offs	-	(2)	-	-	-	-	-	-	(2)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	73	52	42	65	12	15	99	1	359

Gold sold - oz (000)(3)	73	44	20	65	20	19	128	-	370

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	623	1,182	966	991	614	912	775	-	839
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,008	1,182	2,127	991	614	789	775	-	973

41

For the three months ended 31 March 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	42	11	67	-	-	68	-	188
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(10)	-	-	-	-	(10)
Associates and equity accounted joint ventures’ share of total cash costs(2)	46	-	-	-	11	17	-	-	74
Total cash costs adjusted for non-controlling interests and non-gold producing companies	46	42	11	57	11	17	68	-	252
Rehabilitation and other non-cash costs	-	1	(1)	-	-	-	(1)	-	(1)
Amortisation of tangible assets	-	6	5	7	-	-	24	(1)	41
Amortisation of intangible assets	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(1)	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of total cash costs(2)	18	-	-	-	6	2	-	-	26
Total production costs adjusted for non-controlling interests and non-gold producing companies	64	49	15	63	17	19	91	-	318

Gold produced - oz (000) (3)	73	40	17	64	20	19	118	-	351

Total cash costs per unit - $/oz(4)	630	1,046	628	887	535	876	579	-	714
Total production costs per unit - $/oz(4)	883	1,211	856	978	818	985	775	-	903

42

For the three months ended 31 March 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	62	57	6	125	48	60	84	33	-	225
Amortisation of tangible and intangible assets	(6)	(23)	(1)	(30)	(2)	(9)	(28)	(12)	1	(50)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-	-
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	1	1	1	3
Sustaining exploration and study costs	-	1	2	3	1	-	-	1	3	5
Total sustaining capital expenditure	5	15	-	20	3	15	17	8	-	43
Amortisation relating to inventory	-	-	-	-	(3)	-	-	-	-	(3)
All-in sustaining costs	61	51	7	119	47	66	74	31	5	223
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(5)	-	-	(3)	(8)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	61	51	7	119	47	61	74	31	2	215
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	(1)	(1)	(3)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	61	51	7	119	47	61	73	30	1	212

All-in sustaining costs	61	51	7	119	47	66	74	31	5	223
Non-sustaining Project capex	-	-	-	-	24	-	-	-	-	24
Non-sustaining exploration and study costs	-	-	1	1	-	-	-	-	8	8
Care and maintenance costs, Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	1	(1)	-	-
All-in costs	61	51	8	120	71	66	75	30	13	255
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(5)	-	-	-	(5)
All-in costs adjusted for non-controlling interests and non-gold producing companies	61	51	8	120	71	61	75	30	13	250
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	(1)	(1)	(3)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	61	51	8	120	71	61	74	29	12	247

Gold sold - oz (000)(3)	56	86	-	142	45	68	103	30	-	246

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,095	584	-	842	1,059	916	716	962	-	864
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,095	584	-	851	1,589	917	726	935	-	1,005

43

For the three months ended 31 March 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	55	36	6	97	50	46	54	21	-	171
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(10)	(3)	-	-	-	(13)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	55	36	6	97	40	43	54	21	-	158
Retrenchment costs	-	-	-	-	-	1	-	-	-	1
Rehabilitation and other non-cash costs	1	-	-	1	3	1	-	-	-	4
Amortisation of tangible assets	6	23	1	30	2	8	26	12	-	48
Amortisation of intangible assets	-	-	-	-	-	-	1	-	1	2
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	-	(1)	-	-	-	(1)
Total production costs adjusted for non-controlling interests and non-gold producing companies	62	59	7	128	45	52	81	33	1	212

Gold produced - oz (000) (3)	57	86	-	143	41	65	99	31	-	236

Total cash costs per unit - $/oz(4)	970	422	-	679	957(6)	651	548	680	-	665
Total production costs per unit - $/oz(4)	1,095	688	-	897	1,149	801	827	1,070	-	908

44

For the three months ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	23	46	58	127	71	65	136	52	1	316	(3)
Amortisation of tangible and intangible assets	(2)	(9)	(14)	(24)	(16)	(13)	(29)	(5)	1	(58)	(1)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	-	-	-	-	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	-	22
Total sustaining capital expenditure	2	7	15	25	16	11	27	15	4	70	2
All-in sustaining costs	23	44	59	128	71	63	134	62	6	328	19
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	23	44	59	128	71	63	134	62	6	328	19
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	23	44	59	128	71	63	134	62	6	328	18

All-in sustaining costs	23	44	59	128	71	63	134	62	6	328	19
Non-sustaining Project capex	-	-	-	-	9	-	9	-	-	9	1
Technology improvements	-	-	-	-	-	-	-	-	7	7	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	1
All-in costs	23	44	59	128	80	63	143	62	13	344	21
All-in costs adjusted for non-controlling interests and non-gold producing companies	23	44	59	128	80	63	143	62	13	344	21
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	23	44	59	128	80	63	143	62	13	344	20

Gold sold - oz (000)(3)	22	34	68	124	56	62	119	56	1	300	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,027	1,324	888	1,031	1,275	1,000	1,129	1,116	-	1,097	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,027	1,324	893	1,034	1,436	1,000	1,205	1,116	-	1,151	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

45

For the three months ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	20	34	42	96	53	50	103	49	-	248	(5)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	2
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	20	34	42	96	53	50	103	49	-	248	(3)
Retrenchment costs	1	2	2	5	1	1	2	-	-	7	-
Rehabilitation and other non-cash costs	-	1	1	3	1	1	3	(2)	1	3	(1)
Amortisation of tangible assets	2	8	12	22	15	12	27	4	-	53	1
Amortisation of intangible assets	-	1	1	2	1	1	2	1	-	5	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	23	46	58	128	71	65	137	52	1	316	(2)

Gold produced - oz (000) (3)	22	33	68	124	56	62	119	56	1	300	-

Total cash costs per unit - $/oz(4)	894	1,014	615	773	946	792	864	883	-	830	-
Total production costs per unit - $/oz(4)	1,019	1,375	857	1,026	1,276	1,033	1,147	944	-	1,056	-

46

For the three months ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	48	73	86	-	-	-	106	1	314
Amortisation of tangible and intangible assets	-	(6)	(6)	(9)	-	-	-	(43)	(1)	(65)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	1	2
Associates and equity accounted joint ventures’ share of costs(2)	42	-	-	-	13	19	1	-	1	76
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	8	-	-	8
Sustaining exploration and study costs	-	-	10	1	-	-	-	1	-	12
Total sustaining capital expenditure	1	9	6	9	1	3	-	42	(2)	69
All-in sustaining costs	43	51	83	88	14	22	9	106	-	416
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(13)	-	-	-	-	-	(13)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	43	51	83	75	14	22	9	106	-	403
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	-	-	(8)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	43	51	83	75	14	22	1	106	-	395

All-in sustaining costs	43	51	83	88	14	22	9	106	-	416
Non-sustaining Project capex	44	-	6	-	-	-	-	-	-	50
Non-sustaining exploration and study costs	-	-	-	1	-	-	-	-	-	1
All-in costs	87	51	89	89	14	22	9	106	-	467
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(13)	-	-	-	-	-	(13)
All-in costs adjusted for non-controlling interests and non-gold producing companies	87	51	89	76	14	22	9	106	-	454
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	-	-	(8)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	87	51	89	76	14	22	1	106	-	446

Gold sold - oz (000)(3)	81	41	57	76	15	21	3	142	-	435

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	532	1,248	1,440	973	937	1,049	414	751	-	907
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,080	1,248	1,550	981	937	1,049	414	751	-	1,024

47

For the three months ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	39	48	71	-	-	-	62	-	220
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(11)	-	-	-	-	-	(11)
Associates and equity accounted joint ventures’ share of total cash costs(2)	44	-	-	-	14	20	1	-	(1)	78
Total cash costs adjusted for non-controlling interests and non-gold producing companies	44	39	48	60	14	20	1	62	(1)	287
Rehabilitation and other non-cash costs	-	3	12	2	-	-	-	2	-	19
Amortisation of tangible assets	-	6	6	9	-	-	-	43	-	64
Amortisation of intangible assets	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(2)	-	-	-	-	-	(2)
Associates and equity accounted joint ventures’ share of total cash costs(2)	17	-	-	-	1	5	-	-	-	23
Total production costs adjusted for non-controlling interests and non-gold producing companies	61	48	66	69	15	25	1	107	-	392

Gold produced - oz (000) (3)	80	40	48	68	15	21	3	144	-	419

Total cash costs per unit - $/oz(4)	546	976	999	884	973	942	220	429	-	687
Total production costs per unit - $/oz(4)	756	1,189	1,362	1,021	1,027	1,201	329	744	-	939

48

For the three months ended 31 December 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	81	79	3	163	62	66	98	41	4	271
Amortisation of tangible and intangible assets	(14)	(27)	(1)	(42)	(1)	(9)	(30)	(16)	(1)	(57)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	1	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	1	-	-	1
Sustaining exploration and study costs	-	1	1	2	1	-	2	-	1	4
Total sustaining capital expenditure	5	22	1	28	7	23	45	13	2	90
All-in sustaining costs	72	76	4	152	69	80	116	38	7	310
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(6)	-	-	(6)	(12)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	72	76	4	152	69	74	116	38	1	298
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	72	76	4	152	69	74	115	38	1	297

All-in sustaining costs	72	76	4	152	69	80	116	38	7	310
Non-sustaining Project capex	-	-	-	-	42	-	-	-	2	44
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	-	21	21
Care and maintenance costs, Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	4	1	1	6
All-in costs	72	76	6	154	111	80	120	39	31	381
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(6)	-	-	-	(6)
All-in costs adjusted for non-controlling interests and non - gold producing companies	72	76	6	154	111	74	120	39	31	375
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	-	-	(1)
All-in costs adjusted for non-controlling interests, non- gold producing companies and stockpile write-offs	72	76	6	154	111	74	119	39	31	374

Gold sold - oz (000)(3)	60	92	-	152	55	71	119	40	-	285

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,193	824	-	995	1,261	1,051	970	947	-	1,042
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,193	824	-	1,006	2,030	1,051	1,010	973	-	1,314

49

For the three months ended 31 December 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	66	46	2	114	55	54	68	24	(1)	200
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(7)	(4)	-	-	-	(11)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	66	46	2	114	48	50	68	24	(1)	189
Retrenchment costs	-	-	-	-	-	2	1	-	(1)	2
Rehabilitation and other non-cash costs	2	5	-	7	15	(1)	(1)	-	5	18
Amortisation of tangible assets	14	27	1	42	1	9	28	16	-	54
Amortisation of intangible assets	-	-	-	-	-	-	2	-	1	3
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(2)	(1)	-	-	(5)	(8)
Total production costs adjusted for non-controlling interests and non-gold producing companies	82	78	3	163	62	59	98	40	(1)	258

Gold produced - oz (000) (3)	61	96	-	157	54	64	121	42	-	280

Total cash costs per unit - $/oz(4)	1,083	482	-	729	895(6)	780	565	570	-	677
Total production costs per unit - $/oz(4)	1,344	815	-	1,043	1,158	918	812	958	-	924

50

For the three months ended 31 March 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	22	53	49	123	74	58	133	56	-	312	1
Amortisation of tangible and intangible assets	(2)	(20)	(12)	(33)	(17)	(17)	(34)	(5)	1	(72)	(3)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	-	23
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	-	(1)
Total sustaining capital expenditure	1	5	7	13	14	6	20	9	-	42	-
All-in sustaining costs	21	38	44	103	71	47	119	60	1	282	20
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	3
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	21	38	44	103	71	47	119	60	1	282	23

All-in sustaining costs	21	38	44	103	71	47	119	60	1	282	20
Non-sustaining Project capex	-	-	-	-	8	-	8	-	1	9	-
Technology improvements	-	-	-	-	-	-	-	-	4	4	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	1
Care and maintenance costs, Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	2
All-in costs	21	38	44	103	79	47	127	60	6	295	23
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	2
All-in costs adjusted for non-controlling interests and non-gold producing companies	21	38	44	103	79	47	127	60	6	295	25
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	21	38	44	103	79	47	127	60	6	295	25

Gold sold - oz (000)(3)	17	29	55	102	76	52	128	60	-	290	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,200	1,320	802	1,020	930	916	925	1,000	-	975	-

All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,200	1,320	805	1,022	1,040	916	990	1,000	-	1,017	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

51

For the three months ended 31 March 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	19	32	35	86	54	40	94	50	1	231	(1)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	2
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	(1)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	19	32	35	86	54	40	94	50	1	231	-
Retrenchment costs	-	1	1	2	2	1	3	-	-	5	-
Rehabilitation and other non-cash costs	-	1	1	2	1	1	2	1	-	5	(2)
Amortisation of tangible assets	1	19	11	31	16	16	32	5	(1)	67	1
Amortisation of intangible assets	-	-	1	1	1	1	2	1	1	5	1
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	20	53	49	122	74	59	133	57	1	313	1

Gold produced - oz (000) (3)	17	29	55	102	76	52	128	60	-	290	-

Total cash costs per unit - $/oz(4)	1,123	1,074	646	851	709	774	735	836	-	797	-
Total production costs per unit - $/oz(4)	1,258	1,802	888	1,215	974	1,125	1,035	934	-	1,077	-

52

For the three months ended 31 March 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	52	71	78	-	-	-	14	109	1	325
Amortisation of tangible and intangible assets	-	(5)	(4)	(7)	-	-	-	-	(18)	(1)	(35)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	-	1
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	1	1
Associates and equity accounted joint ventures’ share of costs(2)	28	-	-	-	11	23	7	-	-	-	69
Sustaining exploration and study costs	-	-	-	1	-	-	-	-	-	-	1
Total sustaining capital expenditure	2	4	14	9	4	1	-	-	36	-	70
All-in sustaining costs	30	51	81	82	15	24	7	14	127	1	432
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(12)	-	-	-	-	-	-	(12)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	30	51	81	70	15	24	7	14	127	1	420
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	30	51	81	70	15	24	7	14	127	1	420

All-in sustaining costs	30	51	81	82	15	24	7	14	127	1	432
Non-sustaining Project capex	46	-	11	-	-	-	-	-	-	-	57
Non-sustaining exploration and study costs	-	-	-	1	-	-	-	-	-	1	2
All-in costs	76	51	92	83	15	24	7	14	127	2	491
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(12)	-	-	-	-	-	-	(12)
All-in costs adjusted for non-controlling interests and non-gold producing companies	76	51	92	71	15	24	7	14	127	2	479
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	76	51	92	71	15	24	7	14	127	2	479

Gold sold - oz (000)(3)	51	57	53	71	10	17	4	17	122	-	401

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	572	898	1,530	961	1,598	1,404	2,062	785	1,048	-	1,042
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,495	898	1,741	978	1,598	1,404	2,062	785	1,048	-	1,189

53

For the three months ended 31 March 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	32	66	66	-	-	-	13	67	(1)	243
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(10)	-	-	-	-	-	-	(10)
Associates and equity accounted joint ventures’ share of total cash costs(2)	28	-	-	-	11	24	6	-	-	-	69
Total cash costs adjusted for non-controlling interests and non-gold producing companies	28	32	66	56	11	24	6	13	67	(1)	302
Retrenchment costs	-	-	-	-	-	-	-	-	1	-	1
Rehabilitation and other non-cash costs	-	1	2	1	-	-	-	-	3	-	7
Amortisation of tangible assets	-	5	4	7	-	-	-	-	18	1	35
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(1)	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of total cash costs(2)	14	-	-	-	1	6	-	-	-	-	21
Total production costs adjusted for non-controlling interests and non-gold producing companies	42	38	72	63	12	30	6	13	89	1	366

Gold produced - oz (000) (3)	51	45	53	70	10	19	4	16	106	-	374

Total cash costs per unit - $/oz(4)	538	716	1,234	800	1,099	1,262	1,804	771	631	-	808
Total production costs per unit - $/oz(4)	806	857	1,346	907	1,215	1,591	1,889	780	832	-	977

54

For the three months ended 31 March 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	89	62	6	157	43	56	81	37	-	217
Amortisation of tangible and intangible assets	(8)	(22)	-	(30)	-	(8)	(26)	(10)	-	(44)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-	-
Corporate administration and marketing related to current operations	-	-	1	1	-	-	-	-	-	-
Sustaining exploration and study costs	-	-	2	2	-	-	2	1	4	7
Total sustaining capital expenditure	9	18	-	27	4	7	17	7	-	35
All-in sustaining costs	90	59	9	158	47	55	74	35	4	215
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	(4)	-	-	(4)	(8)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	90	59	9	158	47	51	74	35	-	207

All-in sustaining costs	90	59	9	158	47	55	74	35	4	215
Non-sustaining Project capex	-	-	-	-	34	-	-	-	-	34
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	-	16	16
Care and maintenance costs, Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	2	1	-	3
All-in costs	90	59	11	160	81	55	76	36	20	268
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	(4)	-	-	-	(4)
All-in costs adjusted for non-controlling interests and non-gold producing companies	90	59	11	160	81	51	76	36	20	264
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	90	59	11	160	81	51	76	36	20	264

Gold sold - oz (000)(3)	83	86	-	168	47	65	92	34	-	237

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,095	694	-	929	1,015	800	805	1,027	-	879
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,095	694	-	938	1,748	801	834	1,046	-	1,119

55

For the three months ended 31 March 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	75	42	4	121	60	41	58	25	-	184
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(23)	(3)	-	-	-	(26)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	75	42	4	121	37	38	58	25	-	158
Retrenchment costs	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	-	-	1	1	8	2	-	-	1	11
Amortisation of tangible assets	8	22	-	30	-	8	24	10	-	42
Amortisation of intangible assets	-	-	-	-	-	-	1	-	1	2
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(2)	(1)	-	-	-	(3)
Total production costs adjusted for non-controlling interests and non-gold producing companies	83	64	5	152	43	47	83	35	2	210

Gold produced - oz (000) (3)	71	84	-	155	52	58	94	32	-	236

Total cash costs per unit - $/oz(4)	1,066	495	-	779	699 (6)	644	619	799	-	668
Total production costs per unit - $/oz(4)	1,180	751	-	979	826	804	895	1,134	-	890

56

For the year ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	94	201	217	512	313	268	581	231	-	1,324	1
Amortisation of tangible and intangible assets	(8)	(50)	(50)	(107)	(71)	(58)	(129)	(22)	1	(258)	(8)
Adjusted for decommissioning amortisation	1	-	-	1	-	-	-	1	(2)	-	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	1	1	85
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	1	1	1
Total sustaining capital expenditure	7	26	44	76	65	35	100	46	7	230	5
All-in sustaining costs	94	177	211	482	307	245	552	256	8	1,298	84
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	6
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	94	177	211	482	307	245	552	256	8	1,298	90
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	94	177	211	482	307	245	552	256	7	1,297	89

All-in sustaining costs	94	177	211	482	307	245	552	256	8	1,298	84
Non-sustaining Project capex	-	-	2	2	32	-	32	-	-	34	-
Technology improvements	-	-	-	-	-	-	-	-	19	19	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	5
Care and maintenance costs, Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	7
All-in costs	94	177	213	484	339	245	584	256	27	1,351	96
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	6
All-in costs adjusted for non-controlling interests and non-gold producing companies	94	177	213	484	339	245	584	256	27	1,351	102
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	94	177	213	484	339	245	584	256	26	1,350	101

Gold sold - oz (000)(3)	78	140	234	452	313	232	544	223	3	1,223	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,185	1,256	903	1,061	981	1,059	1,014	1,153	-	1,064	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,185	1,256	909	1,064	1,085	1,059	1,074	1,153	-	1,107	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

57

For the year ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	84	144	160	388	233	205	438	210	(1)	1,035	(8)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	7
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	84	144	160	388	233	205	438	210	(1)	1,035	(1)
Retrenchment costs	2	5	3	9	4	3	7	-	(1)	16	-
Rehabilitation and other non-cash costs	1	3	4	8	4	3	8	-	1	16	-
Amortisation of tangible assets	6	47	46	100	65	54	119	20	1	239	5
Amortisation of intangible assets	1	2	4	8	5	4	9	2	1	19	3
Total production costs adjusted for non-controlling interests and non-gold producing companies	94	201	217	513	311	269	581	232	1	1,325	7

Gold produced - oz (000) (3)	78	141	234	453	313	232	544	223	3	1,223	-

Total cash costs per unit - $/oz(4)	1,074	1,023	685	857	746	882	804	941	-	849	-
Total production costs per unit - $/oz(4)	1,208	1,431	928	1,132	1,001	1,159	1,068	1,040	-	1,087	-

58

For the year ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	192	303	314	-	-	-	26	403	5	1,243
Amortisation of tangible and intangible assets	-	(24)	(19)	(32)	-	-	-	-	(99)	(4)	(178)
Adjusted for decommissioning amortisation	-	-	1	4	-	-	-	-	2	(1)	6
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	1	1
Associates and equity accounted joint ventures’ share of costs(2)	133	-	-	-	51	89	20	-	-	1	294
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	8	-	-	-	8
Sustaining exploration and study costs	-	-	13	2	-	1	-	-	2	(1)	17
Total sustaining capital expenditure	3	21	43	30	6	6	-	1	129	1	240
All-in sustaining costs	136	189	341	318	57	96	28	27	437	2	1,631
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(48)	-	-	-	-	-	(0)	(48)
All-in sustaining costs adjusted for non-controlling interests and non- gold producing companies	136	189	341	270	57	96	28	27	437	2	1,583
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	(2)	(9)	-	(19)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	136	189	341	270	57	96	20	25	428	2	1,564

All-in sustaining costs	136	189	341	318	57	96	28	27	437	2	1,631
Non-sustaining Project capex	176	-	38	-	-	-	-	-	-	-	214
Non-sustaining exploration and study costs	2	-	-	5	-	-	-	-	-	-	7
All-in costs	314	189	379	323	57	96	28	27	437	2	1,852
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(48)	-	-	-	-	-	-	(48)
All-in costs adjusted for non-controlling interests and non-gold producing companies	314	189	379	275	57	96	28	27	437	2	1,804
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	(2)	(9)	-	(19)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	314	189	379	275	57	96	20	25	428	2	1,785

Gold sold - oz (000) (3)	233	185	248	294	44	85	11	34	481	-	1,615

All-in sustaining cost (excluding stockpile write-offs) per unit - $/ oz(4)	588	1,020	1,374	917	1,298	1,133	1,795	719	890	-	968
All-in cost per unit (excluding stockpile write-offs) - $/ oz (4)	1,351	1,020	1,530	933	1,298	1,133	1,795	719	890	-	1,105

59

For the year ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	153	264	273	-	-	-	25	286	-	1,001
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(41)	-	-	-	-	-	-	(41)
Associates and equity accounted joint ventures’ share of total cash costs(2)	137	-	-	-	51	87	16	-	-	-	291
Total cash costs adjusted for non-controlling interests and non-gold producing companies	137	153	264	232	51	87	16	25	286	-	1,251
Retrenchment costs	-	-	-	-	-	-	-	-	1	-	1
Rehabilitation and other non-cash costs	-	6	15	5	-	-	-	-	7	-	33
Amortisation of tangible assets	-	24	19	32	-	-	-	-	99	-	174
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	4	4
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(6)	-	-	-	-	-	-	(6)
Associates and equity accounted joint ventures’ share of total cash costs(2)	67	-	-	-	8	25	4	-	-	-	104
Total production costs adjusted for non-controlling interests and non-gold producing companies	204	183	298	263	59	112	20	25	393	4	1,561

Gold produced - oz (000)(3)	237	177	243	290	44	85	11	33	477	-	1,597

Total cash costs per unit - $/ oz(4)	578	865	1,086	799	1,162	1,028	1,438	752	599	-	783
Total production costs per unit - $/ oz(4)	860	1,035	1,223	909	1,343	1,329	1,760	756	821	-	977

60

For the year ended 31 December 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	344	296	20	660	218	222	362	156	4	962
Amortisation of tangible and intangible assets	(47)	(98)	(5)	(150)	(3)	(33)	(107)	(49)	-	(192)
Adjusted for decommissioning amortisation	-	3	-	3	-	-	-	-	1	1
Corporate administration and marketing related to current operations	-	-	-	-	-	-	1	-	-	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	1	-	-	1
Sustaining exploration and study costs	-	3	6	9	2	2	8	1	10	23
Total sustaining capital expenditure	31	59	1	91	24	58	127	38	1	248
All-in sustaining costs	328	263	22	613	241	249	392	146	16	1,044
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(19)	-	-	(16)	(35)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	328	263	22	613	241	230	392	146	-	1,009
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	328	263	22	613	241	230	391	146	-	1,008

All-in sustaining costs	328	263	22	613	241	249	392	146	16	1,044
Non-sustaining Project capex	-	-	-	-	145	-	-	-	1	146
Non-sustaining exploration and study costs	-	-	7	7	-	-	1	-	71	72
Care and maintenance costs, Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	14	2	1	17
All-in costs	328	263	29	620	386	249	407	148	89	1,279
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(19)	-	-	(1)	(20)
All-in costs adjusted for non-controlling interests and non-gold producing companies	328	263	29	620	386	230	407	148	88	1,259
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	328	263	29	620	386	230	406	148	88	1,258

Gold sold - oz (000) (3)	271	350	-	622	210	246	404	138	-	998

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz (4)	1,214	752	-	986	1,147	938	966	1,062	-	1,010
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,214	752	-	998	1,837	938	1,004	1,078	-	1,262

61

For the year ended 31 December 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	289	195	14	498	222	184	260	102	(2)	766
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(47)	(14)	-	-	-	(61)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	289	195	14	498	175	170	260	102	(2)	705
Retrenchment costs	-	-	1	1	-	2	3	-	1	6
Rehabilitation and other non-cash costs	4	9	-	13	28	5	(7)	-	6	32
Amortisation of tangible assets	47	98	4	149	1	32	101	48	1	183
Amortisation of intangible assets	-	-	1	1	1	-	6	1	1	9
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	12	(3)	-	-	(6)	3
Total production costs adjusted for non-controlling interests and non-gold producing companies	340	302	20	662	217	206	363	151	1	938

Gold produced - oz (000) (3)	262	358	-	619	211	246	403	136	-	996

Total cash costs per unit - $/oz(4)	1,105	545	-	804	829 (6)	692	644	748	-	709
Total production costs per unit - $/oz(4)	1,301	845	-	1,070	1,031	842	902	1,113	-	942

62

Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06

Incorporated in the Republic of South Africa

Share codes:
ISIN:	ZAE000043485
JSE:	ANG
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

JSE Sponsor:

Deutsche Securities (SA) Proprietary Ltd

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate

76 Rahima Moosa (formerly Jeppe) Street

Newtown 2001

(PO Box 62117, Marshalltown 2107)

South Africa

Telephone:  +27 11 637 6000

Fax:  +27 11 637 6624

Australia

Level 13, St Martins Tower

44 St George’s Terrace

Perth, WA 6000

(PO Box Z5046, Perth WA 6831)

Australia

Telephone:  +61 8 9425 4602

Fax:  +61 8 9425 4662

Ghana

Gold House

Patrice Lumumba Road

(PO Box 2665)

Accra

Ghana

Telephone:  +233 303 772190

Fax:  +233 303 778155

United Kingdom Secretaries

(As AngloGold Ashanti delisted from the London Stock Exchange on 22 September 2014, this information is provided for administration purposes only until September 2015.)

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

Telephone:  +44 20 7796 8644

Fax:  +44 20 7796 8645

E-mail: jane.kirton@corpserv.co.uk

Directors

Executive

S Venkatakrishnan*§ (Chief Executive Officer)

KC Ramon^ (Chief Financial Officer)

Non-Executive

SM Pityana^ (Chairman)

Prof LW Nkuhlu^ (Lead Independent Director)

A Garner#

R Gasant^

DL Hodgson^

NP January-Bardill^

MJ Kirkwood*

M Richter#

RJ Ruston~

* British	§ Indian #American
~ Australian	^South African

Officers

Executive Vice President – Legal, Commercial and Governance and Company Secretary: ME Sanz Perez

Investor Relations Contacts

Stewart Bailey

Telephone:  +27 11 637 6031

Mobile:  +27 81 032 2563

E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi

Telephone:  +27 11 637 6763

Mobile:  +27 82 821 5322

E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman

Telephone:  +1 212 858 7702

Mobile:  +1 646 379 2555

E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries

Investors@anglogoldashanti.com

AngloGold Ashanti website

www.anglogoldashanti.com

Company secretarial e-mail

Companysecretary@anglogoldashanti.com

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa

Computershare Investor Services (Pty) Limited

Ground Floor, 70 Marshall Street Johannesburg 2001

(PO Box 61051, Marshalltown 2107)

South Africa

Telephone: 0861 100 950 (in SA)

Fax: +27 11 688 5218

Website : queries@computershare.co.za

Australia

Computershare Investor Services Pty Limited Level 2, 45 St George’s Terrace

Perth, WA 6000

(GPO Box D182 Perth, WA 6840)

Australia

Telephone: +61 8 9323 2000

Telephone: 1300 55 2949 (Australia only)

Fax: +61 8 9323 2033

Ghana

NTHC Limited

Martco House

Off Kwame Nkrumah Avenue

PO Box K1A 9563 Airport

Accra Ghana

Telephone:    +233 302 229664

Fax:    +233 302 229975

ADR Depositary

BNY Mellon (BoNY)

BNY Shareowner Services

PO Box 358016

Pittsburgh, PA 15252-8016

United States of America

Telephone: +1 800 522 6645 (Toll free in USA) or +1 201 680 6578 (outside USA)

E-mail: shrrelations@mellon.com

Website: www.bnymellon.com.com\shareowner

Global BuyDIRECTSM

BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.

Telephone: +1-888-BNY-ADRS

United Kingdom

(As AngloGold Ashanti delisted from the London Stock Exchange on 22 September 2014, this information is provided for administration purposes only until September 2015.)

Shares

Computershare Investor Services (Jersey) Ltd

Queensway House

Hilgrove Street

St Helier

Jersey JE1 1ES

Telephone:    +44 (0) 870 889 3177

Fax:    +44 (0) 870 873 5851

Depository Interests

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol BS99 6ZY

England

Telephone:    +44 (0) 870 702 0000

Fax:    +44 (0) 870 703 6119

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 11, 2015	By: /s/ ME SANZ

Name: ME Sanz
Title: Executive Vice President – Legal,
Commercial and Governance and
Company Secretary